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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

VICOM, INCORPORATED
(Exact name of registrant as specified in its charter)

MINNESOTA	41-1255001
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9449 Science Center Drive New Hope, Minnesota	55428
(Address of principal executive offices)	(Zip Code)
Registrant's telephone number, including area code:	763-504-3000
Securities to be registered pursuant to Section 12(b) of the Act:	None
Name of each exchange on which each class is to be registered
Securities to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK, $.01 par value
(Title of class)

FORM 10 DOCUMENT
TABLE OF CONTENTS

Page	(sequential)	(alphabetic)
1	Cover Page	Business
2	Table of Contents	Certain Relationships and Related Transactions
3 - 12	Item 1—Business	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
13 - 19	Item 2—Financial Information	Cover Page
19	Item 3—Properties	Description of Registrant's Securities
20	Item 4—Security Ownership of Certain Beneficial Owners and Management	Directors and Executive Directors
21	Item 5—Directors and Executive Directors	Executive Compensation
23	Item 6—Executive Compensation	Financial Statements and Exhibits
25	Item 7—Certain Relationships and Related Transactions	Financial Information
26	Item 8—Legal Proceedings	Financial Statements and Supplementary Data
26	Item 9—Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters	Indemnification and Directors and Officers
26	Item 10—Recent Sales of Unregistered Securities	Index to Exhibits
27 - 29	Item 11—Description of Registrant's Securities	Legal Proceedings
29	Item 12—Indemnification of Directors and Officers	Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
29 - 68	Item 13—Financial Statements and Supplementary Data	Properties
69	Item 14—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Recent Sales of Unregistered Securities
69	Item 15—Financial Statements and Exhibits	Security Ownership of Certain Beneficial Owners and Management
70 - 71	Index to Exhibits	Table of Contents

To simplify the language in this registration statement, references to "we", "us", "our", "Vicom", or the "Company" refers to Vicom, Incorporated and its subsidiaries

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Business

    Vicom is a Minnesota corporation formed in September 1975. Vicom is the parent corporation of three wholly owned subsidiaries, Corporate Technologies, USA, Inc., MultiBand, Inc, and Vicom Midwest Telecommunications Systems, Inc. (VMTS). VMTS was not active as of January 1, 2000. The Company completed an initial public offering in June 1984. In November 1992, Vicom became a non-reporting Company under the Securities Exchange Act of 1934. Effective December 31, 1998, the Company acquired the assets of the Midwest region of Enstar Networking Corporation (ENC). In late 1999, in the context of a forward triangular merger, the Company purchased the stock of Ekman, Inc. d/b/a Corporate Technologies, and merged Ekman, Inc. into the newly formed surviving corporation, Corporate Technologies, USA, Inc. (CTU).

    Vicom and CTU provide voice, data and video systems and services to business and government. MultiBand, Inc. provides voice, data and video services to residential multi-dwelling units (MDU).

    Vicom, Incorporated and its wholly owned subsidiary, Corporate Technologies, USA, Inc. (CTU) provides a full range voice, data and video communications systems and service, system integration, training and related communication sales and support activities for commercial, professional and institutional users, most of which are located in Minnesota and North Dakota. Vicom purchases products and equipment from NEC America, Inc. ("NEC"), Cisco Systems, Inc. ("Cisco"), Nortel Networks Corp. ("Nortel"), ECI Telecommunications, Inc. ("ECI"), and other manufacturers of communications and electronic products and equipment. Vicom uses these products to design telecommunications systems to fit its customers' specific needs and demands.

    Vicom has provided clients with telephone communications products and services since its inception in 1975. As of March 2000, Vicom was providing telephone equipment and service to more than 1,000 customers, with approximately 5,000 lines furnished to users by US West and other line providers and approximately 10,000 telephones in service. In addition, CTU provides computer products and services to approximately 3,500 customers. Telecommunications systems distributed by the Company are intended to provide users with flexible, cost-effective alternatives as compared to systems available from major telephone companies, including those formerly comprising the Bell System and from other interconnect telephone companies. As described above, Vicom's systems consist of equipment components manufactured or supplied by other companies.

    Vicom recently expanded its efforts to establish itself within the rapidly evolving telecommunications and computer industries.

    Effective December 31, 1998, the Company acquired the assets of the Midwest region of ENC, a data cabling and networking company. In late 1999, Vicom, to expand its range of computer product and service offerings, purchased Ekman, Inc. and formed CTU. MultiBand, Inc. is in a start-up phase and was incorporated in February 2000.

Vicom and Corporate Technologies, USA

    Our "products" include the hardware we sell and the technical services provided by our staff of voice and data technicians.

    We tailor customized procurement plans addressing the following options:

  •
  Pricing and Availability

  •
  Warranty and Return Policies

  •
  On Site and Depot Repair

  •
  Wide Area Network ("WAN") Connectivity

  •
  Technical Support

  •
  Telecommunications

  •
  End-user and Technical Training

  •
  Consulting

  •
  Cabling

Pricing and Availability

    We use our volume and purchasing power to achieve competitive pricing of goods for our clients. We have the ability to provide a web-based client site that allows clients to see availability and costs of hardware and software in real time through the Internet from our distributors. This model allows us to extend product procurement services beyond the traditional 8 a.m. to 5 p.m. schedule and into a 7 days a week, 24 hours a day service, providing a high level of client flexibility.

Warranty and Returned Goods Policy

    We strongly believe in the philosophy of "Service what you sell". We do not knowingly sell any hardware product that we do not have authorized service personnel to facilitate any warranty work that needs to be done. We are committed to fulfill all warranty service calls in accordance with the manufacturer's warranty, which runs anywhere from 30 days to one year from the date of sale.

On Site and Depot Repair

    CTU is authorized for depot and on site warranty repair for many manufacturers, including Apple Computers, Nortel, Inc., Cisco, Hewlett Packard Co., International Business Machines Corp. (IBM), Sun Microsystems, Inc., Compaq Computer Corp., Xerox Corp., and Okidata Corp. With over $500,000 in spare parts inventory, we have made a conscious effort to have the parts clients need, when they need it.

Wide Area Network Connectivity

    Our staff of Cisco and Nortel Wide Area Network (WAN) engineers assist organizations with integrating their multiple sites, allowing the exchange of information between geographically separated sites. Our association with local Internet Service Providers (ISPs) gives us the opportunity to offer organizations with multiple locations a single source provider providing a cost-effective solution to WAN needs. We provide Internet access and leased line capabilities that range from ISDN to full DS-3 bandwidth capacity.

Technical Support for Networking

    We are committed to obtaining the highest vendor authorizations available to indicate our knowledge and expertise to today's complex technological environment. Becoming the only Microsoft Solution Partner, Novell Platinum Reseller and Sun Microsystems Competency 2000 Certified reseller in North Dakota is an indication of this commitment. Our staff of Certified Novell Engineers (CNEs), Microsoft Certified System Engineers (MCSEs), Sun Microsystems System Engineers, as well as certified personnel in products such as Nortel and Cisco routers, gives CTU an advantage over other resellers in North Dakota. The knowledge and skills of our system engineers helps organizations meet today's challenges and maintain a market advantage. Our close relationships and certification levels with our vendors gives our staff access to resources that few other value added resellers can provide.

Training

    CTU is both a Novell Authorized Education Center (NAEC) and a Microsoft Certified Technical Education Center (CTEC). We also provide A+ Certification training and end-user training on most of today's most popular business productivity software, either on site or at our Training Center. These facilities allow CTU and our clients to stay current in today's ever-changing technology environment. We will be evaluating opportunities to expand our training center revenues to the other markets we serve.

Telecommunications

    With the convergence of voice and data offering organizations increased flexibility in their networks, we are experienced in helping organizations manage their telecommunication needs. By providing the capability to implement Computer Telephony Integration (CTI) applications, call centers and voice mail products that integrate with e-mail to provide a unified messaging center, we can make organizations more efficient. We offer lines of telecommunications equipment that scale from 10 phones to 10,000 phones.

Consulting

    As a multi-service, multi-vendor, multi-site integrator, CTU has the extensive infrastructure to offer solutions to complex technical challenges through our consulting service. With years of experience in Local Area Networks (LAN) and WAN technology, our consultants are dedicated to finding the solution that will solve our customers' needs now and in the future. We specialize in providing an integrated cost-effective, single source solution.

Cabling

    Our Cabling Division allows organizations to install the proper infrastructure necessary for today's technology solutions. Our BICSI certified installers will implement a cabling scheme that is not only guaranteed, but also enhances the value of your organization. Our Registered Communication Data Designers (RCDD) are certified on Ethernet, FDDI, and ATM installations.

Employees

    As of March 24, 2000, Vicom employed eight full-time management employees. As of that same date, CTU employed 176 full-time employees, consisting of 36 in sales and marketing, 75 in technical positions, 8 in customer service, 20 in management and the balance in administration and finance.

Sales and Marketing

    We have 36 sales and marketing personnel with expertise in telecommunications, computers and network services. The Company has a consultative approach to selling, in which the salesperson analyzes the customer's operations and then designs an application-oriented technical solution to make the customer more efficient and profitable. The Company uses several techniques to pursue new customer opportunities, including advertising, participation in trade shows, seminars and telemarketing.

Customers

    The Company provides its products and services to commercial, professional and government users within the states of Minnesota, North Dakota, and South Dakota. The Company's customers are diverse and represent various industries such as financial services, hospitality, legal, manufacturing, and education. The Company estimates it will receive approximately 15-20% of all revenues from educational institutions in the year 2000. In 1998, one customer, Minneapolis Public Schools, provided more than 10% of the Company's revenues.

Customer Service

    The Company has eight full-time customer service personnel who assist in project management duties, post-sale communications (which include site surveys), coordinated network services, and end-user training. Each key account is assigned its own individual customer service representative to ensure efficient implementation. The customer service representative works closely with the sales representative and main technician assigned to the project to facilitate the utmost in customer satisfaction.

Back Office

    Back office refers to the hardware and software systems that support the primary functions of our operations, including sales support, order entry and provisioning, and billing.

    Order entry involves the initial loading of customer data into our information system. Currently our sales representatives take orders and our customer service and provisioning representatives load the initial customer information into our ILS (Integrated Logistic System) billing and provisioning system. We use the ILS to manage and track the timely completion of each step in the provisioning and installation process. Our system is designed to enable the sales or customer service representative to keep an installation on schedule and notify the customer of any potential delays. Once an order has been completed, we update our billing system to initiate billing of installed products or services.

Suppliers

    As previously mentioned, the Company purchases products and equipment from NEC, ECI, Cisco, Nortel, and other manufacturers of communications and computer products. The telecommunication products are purchased directly from the manufacturers. The computer products are purchased both directly from the manufacturer and also indirectly from major wholesalers such as Ingram Micro and Tech Data Corporation.

MultiBand

    We have expanded our strategy to include the vast potential of the multi dwelling unit (MDU) market. Our experience in this market suggests that property owners and managers are currently looking for a solution that will satisfy two pressing concerns. The first problem that they are dealing with is how to satisfy the residents who desire to bring satellite television service to the unit without creating an eyesore or a structural/maintenance problem. The second is how to allow competitive access for local and long distance telephone cable television and Internet services. Our MultiBandsm offering addresses these problems and provides the consumer several benefits, including:

  •
  Lower Cost Per Service

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  Blended Satellite and Cable Television Package

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  Feature Rich Local Phone Services

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  Better than Industry Average Response Times

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  One Number for Billing and Service Needs

  •
  One Bill for Local, Long Distance Cable Television and Internet

  •
  "Instant On" Service Availability

    As we develop and market this package, we will keep a marketing focus on two levels of customer for this product. The primary decision-makers are the property owners/managers. Their concerns are focused on delivering their residents reliability, quality of service, short response times, minimized disruptions on the property, minimized alterations to the property and delivering value added services. Each of these concerns is addressed in our contracts with the property owner, which include annual reviews and ten to twenty year terms as service providers on the property. The secondary customer is the end-user. We will provide the property with on-going marketing support for their leasing agents to deliver clear, concise and timely information on our services. This will include simple sign up options that should maximize our penetration of the property.

MULTIBAND INDUSTRY ANALYSIS

    All statistics in this section were taken from the 1998 statistical abstract of the United States; communications and information technology section.

Cable Television

    Government sources have reported that as of December 31, 1997, there were more than 64,210,000 cable and pay TV subscribers in the United States, with an average bill of $26.48 per month each. By extension, this equates to annual billing revenues of more than $20 billion. This is estimated to account for 74% of the homes in the U.S. These government sources have also reported that consumer spending on PAY-TV for the year ended December 31, 1998 surpassed $31.8 billion. This indicates an increase of 59% in one year. Current trends indicate that by 2001, consumer spending per person will reach $196.62 or over $55 billion annually, for a 73% increase in revenues over a three year period.

Telephone

    According to government sources, as of December 31, 1996, there were more than 104,000,000 residential access lines with an average monthly bill of $19.58 or $24 billion. This accounted for 93.8% of American homes. In the same year, total toll service revenues for interstate long distance reached $82 billion.

Internet

    According to government sources, the average annual spending per person in the United States in 2001 for Internet services is estimated to be $49.32. This is based on a projected population of more than 280,000,000 people, which equates to approximately $13.8 billion.

Summary

    When taken as a whole, and based on government statistics, these services could generate over $170 billion dollars annually by the end of 2001. These statistics indicate stable growing markets with demand that is certain to deliver significant values to businesses that can obtain subscriber base of any meaningful size.

STRATEGY

    For the near future, the services described below will only be offered in the state of Minnesota.

Local Telephone Service

    Our primary competition will come from the local incumbent providers of telephone and cable television services. In Minnesota, this indicates that we will be competing with US West Communications, Inc. ("US West") for local telephone services and with MediaOne Group, Inc.

("Media One") for PAY-TV customers. Although US West has become the standard for local telephone service, we believe we have the ability to underprice their service while maintaining high levels of customer satisfaction.

Cable Television Service

    Media One is the cable television service provider that has resulted from the merger and acquisition of three competitive cable providers. This actually has improved the overall continuity of service. However, we have a significant consumer benefit in that we are establishing private rather than public television systems, which allows us to deliver a package that is not laden with local "public access" stations that clog the basic service package. In essence, we will be able to deliver a customized service offering to each property based upon pre-installation market research that we perform.

Long Distance Telephone Service

    AT&T Corp., MCI WorldCom Inc., and Sprint Corp. are our principal competitors in providing long distance telephone service. They offer new products almost weekly. Our primary concern in this market place is to insure that we are competitive with the most recent advertised offerings in the "long distance wars". We will meet this challenge by staying within a penny of the most current offering, while still maintaining a high gross margin on our product. We accomplish this through various carrier agency associations. We are able to generate a high penetration in our long distance services as we have a captive audience amongst our local service subscribers.

Internet Access Service

    The clear frontrunners in this highly unregulated market are America Online, Inc. and CompuServe Corp. They compete with local exchange carriers, long distance carriers, Internet backbone companies and many local ISPs (Internet Service Providers). Competition has driven this to a flat rate unlimited access dial up service market. The general concern among consumers is the quality of the connection and the speed of the download. Our design provides the highest connection speeds that are currently available. The approach that we will market is "blocks of service". Essentially, we deliver the same high bit rate service in small, medium and large packages, with an appropriate per unit cost reduction for those customers that will commit to a higher monthly expenditure.

Market Description

    We are currently marketing MultiBandsm to MDU properties throughout Minnesota. We are focusing on properties that consist of 50 or more units and are on a contiguous MDU property. We will target properties that range from 50 to 150 units for television and Internet access only. We will survey properties that exceed 150 units for the feasibility of local and long distance telephone services.

    We are initially concentrating on middle to high-end rental complexes. We are also pursuing selected college campus apartment buildings and resort area condominiums. A recent US Census table indicates that there are more than 65,000 properties in the United States that fit this profile. Assuming an average of 100 units per complex, our focus is on a potential subscriber base of 6,500,000. Although this niche represents less than 5% of the total subscriber base, its market value exceeds $32.5 billion.

    A recent Property Owners and Manager Survey shows that the rental properties are focusing on improving services and amenities that are available to their tenants. These improvements are being undertaken to reduce tenant turn over, relieve pricing pressures on rents and attract tenants from competing properties. We believe that most of these owners or managers are not interested in being "in the technology business" and will use the services that we are offering. Various iterations of this package will allow the owners to share in the residual income stream from the subscriber base.

RISK FACTORS

    Our operations and our securities are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, the business, financial condition or operating results of our Company and the trading price or value of our Common Stock could be materially adversely affected.

Net Losses

    Vicom had net losses of $2,063,634 for the fiscal year ended December 31, 1999 and $1,443,748 for the fiscal year ended December 31, 1998. There are no assurances that the Company will be profitable in the near future. The Company is presently dependent on asset based financing to purchase product, and there will be no guarantee of continued availability of financing. Prolonged effects of generating losses without additional funding may restrict our ability to pursue our business strategy. Unless our business plan is successful, investment in our common stock may result in a complete loss of investor's capital.

    If we cannot achieve profitability from operating activities, we may not be able to meet:

  •
  our capital expenditure objectives;

  •
  our debt service obligations; or

  •
  our working capital needs.

Eligibility Rule

    After May 17, 2000, our Common Stock will no longer be quoted on the Over-the-Counter Bulletin Board ("OTCBB") unless this Registration Statement has been declared effective by the Securities and Exchange Commission ("SEC") on or before that date.

    Vicom's Common Stock currently is quoted on the OTCBB, but Vicom is not a reporting company under the Securities Exchange Act of 1934 ("Exchange Act"). On January 4, 1999, SEC approved amendments to the rules of the National Association of Securities Dealers, Inc. ("NASD") to limit quotations on the OTCBB to the securities of companies that are reporting companies under the Exchange Act. This new Eligibility Rule provides that, in order for a security to continue being quoted on the OTCBB, the issuer must be required to make periodic filings with the SEC. Once an issuer which is required to make filings with the SEC is deemed not to be in compliance with the Eligibility Rule, the issuer's security may continue to be quoted on the OTCBB for a 30 day grace period from the date that the "E" modifier was appended on the security symbol.

    The NASD will affix the modifier "E" to the security symbol for Vicom's Common Stock on April 17, 2000. Unless this registration statement has been declared effective on or before May 17, 2000, our Common Stock will no longer be quoted on the OTCBB as of market open on May 18, 2000. This could have a material adverse effect on the market for and the liquidity of Vicom's Common Stock. However, subject to various conditions, broker-dealers will be permitted to publish or submit quotations in other quotation mediums, including the National Quotation Bureau's Pink Sheets.

Technological Change and New Products; Strategy Based on Convergence of Technologies

    The markets for computer telecommunications products and services are characterized by technological change and frequent new product introductions. Accordingly, the Company believes that its future success will depend on its ability to identify and incorporate in a timely manner new products and enhancements to existing products and services that gain market acceptance. Although Vicom does not manufacture any products, there can be no assurance that the products and services that Vicom offers will not become technologically obsolete or that Vicom will be able to identify, market or support new products successfully, that such new products will gain acceptance, or that the Company will be able to respond effectively to technological change.

    A major element of Vicom's strategy is to leverage and expand its customer base by offering a range of communications systems products and services using converging technologies for voice, video and data communications. The Company has only recently embarked on this strategy and historically has been a supplier of telephone communications equipment and services. Vicom's ability to increase revenues in future periods will depend to some extent on the success of its strategy to serve as its customers' single-source provider of integrated communications products and services. The Company believes that as its voice, video and data communications technologies converge into a single technology, customers and potential customers will increasingly seek a single-source provider of products and services based on such technologies. However, many of the Company's existing and potential customers currently purchase communications products and service from multiple vendors or on an unintegrated basis, and there can be no assurance that customers will prefer to purchase such products and services from a single source or, if they do, that they will the choose the Company as that single source. If customers prefer to purchase voice, video, and data communications products and services from multiple vendors, on an unintegrated basis, or from a single source other than the Company, the Company's strategy to increase revenues may not be realized.

Competition

    The markets in which the Company competes are intensely competitive and rapidly changing. The Company has many large competitors that have substantially greater financial, development, technical, marketing and sales resources than the Company. As a result of these factors, the Company's competitors and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services than the Company. Vicom's principal competitors include Lucent Technologies, Inc., Norstan, Inc., and certain of the Regional Bell Operating Companies, which are the regional operating companies formed as result of the 1985 divestiture of American Telephone & Telegraph Company. Moreover, the passage of the Telecommunications Act of 1996, has increased competition by providing access to a number of entities that were previously precluded from the industry. As a result of Telecom Act, the pace of consolidation in the industry has accelerated. These changes in the regulatory environment could potentially affect Vicom's ability to compete successfully. Vicom's competitors in the communications service market include participants form a variety of market segments, including national accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms and programming companies.

Deregulation

    Historically, the Company has been a reseller of products and services, not a manufacturer or carrier requiring regulation of its activities. Our MultiBand activity is specifically exempt from the need to tariff our services in MDUs pursuant to various Minnesota statues. However, the Telecommunications Act of 1996 provides for significant deregulation of the telecommunications industry, including the local telecommunications and long distance industries. This federal statute and the related regulations remain subject to judicial review and additional rulemakings of the Federal Communications Commission, or FCC, making it difficult to predict what effect the legislation will have on us, our operations, and our competitors. Several regulatory and judicial proceedings have recently concluded, are underway or may soon be commenced that address issues affecting our operations and those of our competitors, which may cause significant changes to our industry. We cannot predict the outcome of these developments, nor can we assure you that these changes will not have a material adverse effect on us.

Dependence on Strategic Alliances

    The Company has a series of agreements authorizing it to act as a distributor or reseller of communications and related electronic equipment from a variety of manufacturers. Vicom currently has distribution and other agreements with NEC, ECI Telecom, ABS Talkx, Inc., Active Voice Corporation, Compaq and other manufacturers of communications and electronic products and equipment. Periodically, these distribution and other agreements expire and new agreements must be negotiated if the Company desires to continue distributing or reselling the applicable manufacturer's products. However, there can be no assurance that any manufacturer with which the Company does business will elect to continue its relationship with Vicom on substantially the same terms and conditions as contained in prior agreements. An interruption, or substantial modification, of Vicom's distribution relationship with any of these manufacturers could have a material adverse effect on Vicom's business, operating results and financial condition. Reduced market acceptance for the products Vicom distributes, as a result of competition or other factors, could adversely affect Vicom's business, operating results and financial condition.

Attraction and Retention of Employees

    The Company's success depends on the continued employment of certain key personnel, including executive officers. No assurance can be given that the Company will be able to retain these or other key personnel. In addition, Vicom's success depends upon its ability to attract, develop, motivate and retain highly skilled and educated professionals with a wide variety of management, marketing, selling and technical capabilities. Competition for such personnel is intense and is expected to increase in the future. The Company has established an employee Stock Option and Grant program and other employee benefit plans to attract and retain qualified personnel. If the Company were unable to attract and retain a sufficient number of qualified personnel, its business, operating results and financial condition could be materially and adversely affected.

Intellectual Property Rights

    The Company's success depends in part on its ability to protect the proprietary and confidential aspects of its technology and the products and services it sells. The Company relies on a combination of trade secret, copyright, and trademark laws, license agreements, and contractual arrangements with certain key employees to protect its proprietary rights and the proprietary rights of third parties from which the Company licenses intellectual property. There can be no assurance that the legal protections afforded to the Company or the steps taken by the Company will be adequate to prevent misappropriation of the Company's intellectual property, or stop selling products and services that contain the infringing intellectual property. There can be no assurance that the Company would be able to develop non-infringing technology or that it could obtain a license on commercially reasonable terms, or at all. Moreover, if it was determined that the Company infringed the intellectual property rights of others, it could be required to pay substantial damages, which could have a material adverse effect on the Company's business, financial conditions and results of operations.

Variability of Quarterly Operating Results; Seasonality

    Variations in the Company's revenues and operating results occur from quarter to quarter as a result of a number of factors, including customer engagements commenced and completed during a quarter, the number of business days in a quarter, employee hiring and utilization rates, the ability of customers to terminate engagements without penalty, the size and scope of assignments and general economic conditions. Because a significant portion of the Company's expenses are relatively fixed, a variation in the number of customer projects or the timing of the initiation or completion of projects could cause significant fluctuations in operating results from quarter to quarter. Furthermore, the

Company has historically experienced a seasonal fluctuation in its operating results, with a larger proportion of its revenues and operating income occurring during the third quarter of the fiscal year.

Restrictions on Transferability

    There currently is a very limited market for the Company's Common Stock. Trading in the Common Stock is conducted in the OTCBB. Moreover, because the Common Stock has historically traded at prices of less than $5.00 per share, it is subject to the provisions of Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "Penny Stock Rules"), which impose additional sales practice requirements on broker-dealers trading such Common Stock. For transactions covered by the Penny Stock Rules, a broker-dealer must make a special suitability determination for the purchasers and obtain the purchaser's written consent to the transaction prior to sale. Consequently, the Penny Stock Rule may adversely affect the ability of broker-dealers and Vicom's shareholders to sell the Company's Common Stock. Moreover, even if an exemption from registration or registration is available for the resale of any of the Common Stock, there can be no assurance that there will be a market for the Common Stock. An investor may thus be required to retain his or her investment in Vicom's Common Stock for an indefinite period of time and may not be able to liquidate his or her investment in the event of an emergency for any other reasons.

Certain Anti-Takeover Effects

    Vicom is subject to Minnesota statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of Vicom. These anti-takeover statues may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Vicom's securities, or the removal of incumbent management.

Control by Certain Shareholders

    As of March 24, 2000, the Company's principal four shareholders together owned 4,063,923 outstanding shares of Vicom's Common Stock representing 64.3% of all of such outstanding shares. Accordingly, such shareholders will be able to exercise significant control over the Company's affairs including, but not limited to, the election of directors.

Year 2000 Compliance

    The Company's internal computer applications are all year 2000 compliant. The Company sells computer and telephone products to customers pursuant to non-exclusive agency or distribution relationships. While, as an agent, we cannot make representations regarding the year 2000 readiness of our suppliers, the actual year 2000 impact to our base of customers was minimal and immaterial in the first quarter of 2000.

Item 2:  Financial Information

Selected Financial Data Years 1995 through 1999

    The selected financial data set forth below has been derived from the consolidated financial statements of the Company as audited by Lurie, Besikof, Lapidus & Co., LLP, independent auditors, as set forth in their report included elsewhere in this Registration Statement. The data set forth below should be read in conjunction with the section of this Registration Statement entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Registration Statement.

	YEARS ENDED DECEMBER 31,
Statement of Operations Data
	1999	1998	1997	1996	1995
Revenues	$20,388,870	$6,458,113	$6,639,026	$5,514,532	$6,378,838
Cost of products and services	$16,247,898	$4,841,111	$4,095,990	$3,929,573	$4,750,024
Gross profit	$4,140,972	$1,617,002	$2,543,036	$1,584,959	$1,628,814
% of revenues	20.3%	25.0%	38.3%	28.7%	25.5%
Selling, general and administrative expenses	$5,823,945	$2,839,862	$2,317,388	$2,617,620	$1,515,090
% of revenues	28.6%	44.0%	34.9%	47.5%	23.8%
Income (loss) from operations	$(1,682,973)	$(1,222,860)	$225,648	$(1,032,661)	$113,724
Other expense (income), net	$139,461	$170,888	$141,471	$108,130	$(374,686)
Income (loss) before income taxes	$(1,822,434)	$(1,393,748)	$84,177	$(1,140,791)	$488,410
Income tax provision	$241,200	$50,000	$28,000	-0-	$352,000
Net income (loss)	$(2,063,634)	$(1,443,748)	$56,177	$(1,140,791)	$136,410
Earnings (loss) per share—basic and diluted	$(0.55)	$(0.68)	$0.03	$(0.55)	$0.06
Weighted average shares outstanding	3,821,978	2,129,387	2,098,944	2,084,279	2,107,020

	December 31,
Balance Sheet Data
	1999	1998	1997	1996	1995
Working capital (deficiency)	$(2,882,907)	$(43,161)	$376,568	$(215,585)	$971,028
Total assets	$12,598,745	$6,630,917	$4,418,239	$3,994,584	$4,596,536
Long-term debt	$926,821	$826,490	$674,436	$324,600	$207,482
Shareholders equity	$1,026,344	$689,775	$973,792	$892,615	$2,036,493

Selected Pro Forma Financial Data

    The selected financial data set forth below has been derived by combining historical information of Vicom, Incorporated and Corporate Technologies, USA, Inc., formerly doing business as Ekman, Inc., and Enstar Networking Midwest. The information set forth below is unaudited.

Vicom, Incorporated and Subsidiaries
Unaudited Consolidated Proforma Statement of Operations
Year Ended December 31, 1999

	Vicom, Incorporated and Subsidiaries	(2) Ekman, Inc.	Pro Forma Adjustments	Pro Forma Consolidated
Revenue	$20,388,870	$24,552,906	—	$44,941,776
Cost of products and services	16,247,898	20,419,826	—	36,667,724

Gross profit	4,140,972	4,133,080	—	8,274,052
Operating expenses	5,823,945	3,938,141	233,468 (3)	9,995,554

Operating income (loss)	(1,682,973)	194,939	(233,468)	(1,721,502)
Other expense	(139,461)	(191,083)	—	(330,544)

Income before income taxes	(1,822,434)	3,856	(233,468)	(2,052,046)
Income tax provision	241,200	2,623	—	243,823

Net income (loss)	$(2,063,634)	$1,233	$(233,468)	$(2,295,869)

Amortization of excess of cost over net assets acquired and compensation cost related to restricted stock and warrants issued for discounts and guarantees.	$145,136	$—	$233,468	$378,604

EBITDA(1)	$(1,006,274)	$236,417	$—	$(769,857)

(1)
Represents Earnings Before Deductions for Interest, income Taxes, Depreciation and Amortization (EBITDA) Excess of cost over net assets acquired are the components of amortization. EBITDA is not intended to represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or cash flows from operations as a measure of liquidity. EBITDA is included in this Registration Statement as it is one basis upon which the Company assesses its financial performance.

(2)
Includes Ekman, Inc. operations from January 1, 1999 through October 31, 1999. Ekman, Inc. operations from November 1, 1999 through December 31, 1999 are included in Vicom, Inc. and subsidiaries audited financial statements for year ended December 31, 1999.

(3)
Amortization costs of goodwill related to the acquisition of Ekman, Inc. as if the acquisition occurred on January 1, 1999 was $233,468.

Vicom, Incorporated and Subsidiary
Unaudited Consolidated Proforma Statement of Operations
Year Ended December 31, 1998

	Vicom, Incorporated and Subsidiary	Ekman, Inc.	ENStar Networking Midwest	Pro Forma Adjustments	Pro Forma Consolidated
Revenue	$6,458,113	$27,382,165	$10,471,926	$—	$44,312,204
Cost of products & services	4,841,111	22,003,838	9,006,849	—	35,851,798

Gross profit	1,617,002	5,378,327	1,465,077	—	8,460,406
Operating expense	2,839,862	4,685,502	1,737,189	335,071 (2)	9,597,624

Operating income (loss)	(1,222,860)	692,825	(272,112)	(335,071)	(1,137,218)
Other expense	(170,888)	(46,040)	—	—	(216,928)

Income before income taxes	(1,393,748)	646,785	(272,112)	(335,071)	(1,354,146)
Income tax provision	50,000	261,623	—	—	311,623

Net income (loss)	$(1,443,748)	$385,162	$(272,112)	$(335,071)	$(1,665,769)

Amortization of excess of cost over net assets acquired	$—	$—	$—	$335,071	$335,071

EBITDA(1)	$(984,383)	$883,512	$(80,622)	$—	$(181,493)

(1)
Represents Earnings Before Deductions for Interest, income Taxes, Depreciation and Amortization (EBITDA) Excess of cost over net assets acquired are the components of amortization. EBITDA is not intended to represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered as an alternative to net income (loss), as an indicator or of the Company's operating performance or cash flows from operations as a measure of liquidity. EBITDA is included in this Registration Statement as it is one basis upon which the Company assesses its financial performance.

(2)
Amortization costs of goodwill related to the acquisition of Ekman, Inc. and ENStar Networking Midwest as if the acquisitions occurred on January 1, 1998.

Vicom, Incorporated and Subsidiary
Unaudited Consolidated Proforma Statement of Operations
Year Ended December 31, 1997

	Vicom, Incorporated and Subsidiary	Ekman, Inc.	(2) ENStar Networking Midwest	Pro Forma Adjustments	Pro Forma Consolidated
Revenue	$6,639,026	$19,009,625	$—	$—	$25,648,651
Cost of products and services	4,095,990	14,423,240	—	—	18,519,230

Gross profit	2,543,036	4,586,385	—	—	7,129,421
Operating expense	2,317,388	4,062,176	—	280,161 (3)	6,659,725

Operating income (loss)	225,648	524,209	—	(280,161)	469,696
Other expense	(141,471)	(68,856)	—	—	(210,327)

Income before income taxes	84,177	455,353	—	(280,161)	259,369
Income tax provision	28,000	169,195	—	—	197,195

Net income (loss)	$56,177	$286,158	$—	$(280,161)	$62,174

Amortization of excess of cost over net assets acquired	$—	$—	$—	$280,161	$280,161

EBITDA(1)	$525,771	$707,322	$—	$—	$1,233,093

(1)
Represents Earnings Before Deductions for Interest, income Taxes, Depreciation and Amortization (EBITDA) Excess of cost over net assets acquired are the components of amortization. EBITDA is not intended to represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered as an alternative to net income (loss), as an indicator or the Company's operating performance or cash flows from operations as a measure of liquidity. EBITDA is included in this Prospectus as it is one basis upon which the Company assesses its financial performance.

(2)
Historical operations of ENStar Networking Midwest are not available, as ENStar Networking Midwest did not operate as a distinct segment prior to January 1, 1998.

(3)
Amortization costs of goodwill related to the acquisition of Ekman, Inc. as if the acquisition occurred on January 1, 1997.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year Ended December 31, 1999 versus December 31, 1998

Revenue

    Vicom revenues increased by $13,930,757 from $6,458,113 in fiscal 1998 to $20,388,870, an increase of 216%. This increase was caused by the acquisition of the Midwest assets of Enstar Networking Corporation for twelve months and the purchase of Ekman, Inc. for two months leading to the creation of Corporate Technologies, USA, Inc.

    From January 1 to November 1, 1999, the Company's revenues came from one segment, which included stand-alone and integrated voice, video, and data networking technology products and services. With the acquisition of Ekman, Inc., the Company added the segment, as of November 1, 1999, which sells computer technologies products and services. Voice, video and data networking revenues equaled

$15,567,482 for the fiscal year ended December 31, 1999. Computer product revenues totaled $4,821,388 for the fiscal year ended December 31, 1999.

Gross Profit

    Gross profit on sale represents revenue less the cost of products and services. Gross profit, as a percent of revenue, was 20.3% in 1999 versus 25.0% in 1998. Decreased margins in 1999 reflect an increase in computer sales which have a lower margin than the Company's traditional voice sales.

Selling, General and Administrative Expenses

    Selling, general and administrative expenses increased by $2,984,083, or 105%, from $2,839,862 in fiscal 1998 to $5,823,945 in fiscal 1999. Again, the increase in Selling, General and Administrative Expenses is primarily attributable to increased revenues and staffing due to two acquisitions. The Company, using the Black Scholes pricing models, expensed an amount of $6,000 in 1999 for the fair value at the date of their grant of 566,050 warrants to purchase Vicom common stock issued to various investors at prices ranging from $0.75 to $3.00 per share.

Interest Expense

    Interest expense, increased by $81,794 (45%), from $180,434 in fiscal 1998 to $262,228 in fiscal 1999. This expense increase is due to increased borrowing under a note and security agreement with Wells Fargo Business Credit dated June 1999 and due to notes payable to investors that were issued in October 1999.

Income Tax

    The income tax provision in 1999, 1998, and 1997 reflects adjustments to the valuation allowance of net deferred tax assets resulting from net operating loss carryforwards.

Net Losses

    Vicom experienced net losses of $2,063,634 and $1,443,748 for the fiscal years ended December 31, 1999 and December 31, 1998, respectively.

Fiscal Year Ended December 31, 1998 versus December 31, 1997

Revenue

    Revenue decreased approximately $181,000, or 3% to $6.4 million. Revenue from sales of telephone and voice mail systems (including installation) were $4,086,000 in 1998 versus $4,166,000 in 1997, a decrease of 2%. Included in the 1998 amounts is approximately $995,000 of revenues from the Minneapolis Public Schools project. Revenue from services were $2,372,000 in 1998 versus $2,473,000 in 1997, a decrease of 4%. This overall decline in revenues is primarily attributable to lower sales of small key telephone systems due the Company's shift in focus to larger PBX systems.

Gross Profit

    Gross profit, as a percent of revenue, was 25.0% in 1998 versus 38.3% in 1997. Decreased margins in 1998 reflect $660,000 of inventory write-downs combined with a higher volume of sales to schools and government agencies, which generally have lower gross profit margins.

Selling, General and Administrative Expenses

    Selling, General and Administrative Expenses increased approximately $523,000, or 22.6%, to $2,840,000 in 1998 compared to $2,317,000 in 1997. Of this amount, $340,000 reflects non-cash adjustments related to write-down of certain assets. See Note 13 to the Consolidated Financial Statements. The remaining increase in selling, general and administrative expenses is primarily due to the addition of sales and customer service personnel.

Interest Expense

    Other expense consists principally of interest expense on notes and installment obligations payable, net of finance income and interest income on notes receivable. Other expense increased approximately $29,000, which primarily reflects reduced finance income charged between years along with higher interest expense due to additional borrowing on notes payable.

Net Income (Loss)

    The Company had a net loss of $1,443,748 for the year ended December 31, 1998 and net income of $56,177 for the year ended December 31, 1997.

Liquidity and Capital Resources

    Working capital needs in 1999 were funded using the following resources:

    In June 1999, the Company entered into a $2 million revolving credit agreement with Wells Fargo Business Credit, expiring in June 2000. Borrowings under this facility are based on eligible accounts receivable and inventory with interest at prime plus 1.75% (plus 3.0% if in default). The agreement contains certain restrictive covenants, including the maintenance of minimum net income levels and limitations on capital expenditures. As of December 31, 1999, the Company was not in compliance with its minimum net income level covenant. Due to this non-compliance, the Company's agreement is still in force but at the higher default rate of interest. The Company is attempting to renegotiate this covenant. The Company used approximately $554,000 of the proceeds from this facility to repay outstanding borrowings under its previous term note and line of credit. As of December 31, 1999, the Company had outstanding borrowings of $1,169,400 under this agreement.

    The Company's subsidiary, CTU, had, as of December 31, 1999, $138,000 borrowings on a $2,000,000 line. This line was paid off by Convergent Capital in March 2000. In March 2000, CTU entered into a $2,250,000 loan agreement with Convergent Capital, calling for interest at prime plus 4% and due on December 31, 2000. The loan proceeds were used to pay off a previous line of credit due March 31, 2000. Convergent, as additional consideration in the transaction, was given a warrant with a term of seven years for purchase of 40,000 shares of Common Stock of Vicom at a price of $5.20 per share.

    Net cash provided by operations was approximately $1,385,000 in 1999 versus cash used by operations of approximately $137,000 in 1998. The cash provided from operations in 1999 is due primarily to improvements in operating cash flows related to the Ekman, Inc. acquisition. During 1999, Vicom spent approximately $631,000 in capital expenditures primarily related to its computer system upgrade.

    In March 2000, the Company raised net proceeds of $1,326,206 in a Regulation D offering. These proceeds were used for general working capital purposes.

    The Company is currently attempting to unify and expand the separate credit facilities held by the Company and its subsidiary, CTU.

Liquidity and Capital Resources as of December 31, 1998

    The financial conditions of the Company as of December 31, 1998 was significantly impacted by the acquisition of the assets of the Midwest region of Enstar Networking Corporation ("ENC"). See Note 2 to the Consolidated Financial Statements. The purchase price included approximately $1.5 million of net tangible assets and $549,000 of goodwill acquired. The consideration consisted of 1,350,000 shares of Vicom's Common Stock with an assigned value of $797,000, a $750,000 subordinated promissory note at 9%, a payable of $340,000 for purchase price adjustments and acquisition related costs of $148,000.

    Net cash used by operations was approximately $137,000 in 1998 versus cash provided by operations of approximately $94,000 in 1997. The cash flow deficits from operations in 1998, excluding the $1 million of non-cash adjustments for the write-down of the carrying amounts of certain assets, are due primarily to the loss from operations in addition to increases in revenues and inventories associated with various large school projects. These cash flow deficits resulted in an increase in accounts payable, which reflects higher average days' payments to vendors.

    In May 1998, the Company amended its bank loan agreement to provide a $500,000 term note at a prime rate plus 2.5% payable in monthly principal and interest installments of $10,846 with the balance due May 1, 2003, and a $100,000 line of credit at prime plus 2.5% due April 30, 1999 (subsequently extended to May 31, 1999). At December 31, 1998 the Company was not in compliance with certain financial covenants under this agreements. This indebtedness was repaid in June 1999.

    In December 1998, the Company authorized 275,000 shares of 8% Class A Cumulative Convertible Preferred Stock and 60,000 shares of 10% Class B Cumulative Convertible Preferred ("Class B Preferred"). The Class B Preferred was offered to certain notes payable holders at a conversion price of $10.00 per Class B Share. In December 1998, approximately $350,000 of notes payable were converted into 35,050 shares Class B Preferred Stock.

    The Company has historically relied on borrowings from related parties and individuals to fund its operations. These borrowings are unsecured and bear interest at rates ranging from 9% to 15% per annum. Activity under these notes consisted of net cash repayments of approximately $17,000 in 1998 and net borrowings of approximately $189,000 in 1997. In July 1998, approximately $25,000 of notes payable were converted into 50,000 shares of Common Stock.

Item 3:  Properties

    The Company and its subsidiaries lease principal offices located at 1700 42nd Street SW, Fargo, ND 58013 and 9449 Science Center Drive, New Hope, Minnesota 55428. The Company also leases a satellite office in Fargo consisting of approximately 3,800 square feet of space under a lease with a term that expires in July 2002. We also have one to three person facilities in Sioux Falls, SD, Omaha, NE, and Bismarck, ND. We have no foreign operations. The main Fargo office lease expires in 2001 and covers approximately 20,000 square feet. The Fargo base rent is $18,550 per month. The Minneapolis office lease expires in 2006 and covers approximately 47,000 square feet. The Minneapolis base rent is $12,750 per month. Both the Minneapolis and main Fargo leases have provisions that call for the tenants to pay net operating expenses, including property taxes, related to the facilities. Both offices have office, warehouse and training facilities.

    The Company considers its current facilities adequate for its current needs and believes that suitable additional space would be available as needed.

Item 4:  Security Ownership of Certain Beneficial Owners and Management

    The following table provides information as of March 15, 2000 concerning the beneficial ownership of Vicom's Common Stock by (i) each director of Vicom, (ii) the executive officers named in the Summary Compensation Table, (iii) the persons known by Vicom to own more than 5% of Vicom's outstanding Common Stock, and (iv) all directors and executive officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them.

Name and Address Of Beneficial Owners	Number of Shares(1) Beneficially Owned		Percent of Common Shares Outstanding
Americable, Inc. 7450 Flying Cloud Drive Eden Prairie, MN 55344	1,400,000	(2)	22.1%
Steven Bell 9449 Science Center Drive New Hope, MN 55428	531,090	(3)	8.4%
David Ekman 1402 42nd Street SW Fargo, ND 58103	1,600,000	(4)	25.3%
Marvin Frieman 9449 Science Center Drive New Hope, MN 55428	532,833	(5)	8.4%
James L. Mandel 9449 Science Center Drive New Hope, MN 55428	119,000	(6)	1.9%
Pierce McNally 14853 DeVeau Place Minnetonka, MN 55345	44,136	(7)	Less than 1%
Paul Knapp 2501 Cleveland Avenue North Roseville, MN 55113-2717	25,000	(8)	Less than 1%
All Directors and executive officers as a group	4,252,059		67.1%

(1)
The percentages are calculated on the basis of 5,854,045 shares of Company Common Stock outstanding. Shares of Common Stock not outstanding but deemed beneficially owned by virtue of the individual's right to acquire them as of March 15, 2000 or within 60 days of such date are treated as outstanding when determining the number of shares owned by each person and the group and the percent of the class owned by each individual and the group. Unless otherwise indicated, each person named or included in the group has sole vesting and investment power with respect to the shares of Common Stock set forth opposite his or her name. Unless otherwise indicated, the information in the table does not include any effects for stock options and warrants outstanding, yet to be issued or yet to be exercised.

(2)
Includes vested warrant to acquire 50,000 shares of Common Stock by Enstar, Inc., the parent of Americable, Inc.

(3)
Includes vested options to acquire 70,833 shares of Common Stock. Mr. Bell's beneficial ownership does not includes 31,250 shares of Common Stock owned by Mr. Bell's spouse as to which Mr. Bell disclaims beneficial ownership.

(4)
Includes vested warrants to acquire 100,000 shares of Common Stock.

(5)
Includes vested options to acquire 70,833 shares and vested warrant to acquire 4,000 shares of Common Stock.

(6)
Includes vested options to acquire 75,000 shares and vested warrants to acquire 39,000 shares of Common Stock.

(7)
Includes vested warrants to acquire 41,136 shares of Common Stock.

(8)
Includes vested warrants to acquire 25,000 shares of Common Stock.

Item 5:  Directors and Executive Directors

    The following table sets forth the name, age and position of each person who serves as a director and/or executive officer of our Company as of March 15, 2000.

Name	Age	Position	Director Since
Steven Bell	40	President, Vicom Incorporated	1994
Jonathan Dodge	48	Partner, Dodge & Fox C.P.A. Firm	1997
David Ekman	38	President, Corporate Technologies, USA, Inc.	1999
Peter Flynn	39	President, Americable, Inc.	1999
Marvin Frieman	67	Chairman of the Board, Vicom	1983
Paul Knapp	40	President and Chief Executive Officer, Space Center Ventures, Inc.	2000
James L. Mandel	43	Chief Executive Officer, Vicom, Inc.	1998
Pierce McNally	50	Chairman of the Board, Lockermate Corporation	1999
Mark Mekler	45	Regional Director, U.S. Bancorp Piper Jaffray	1999

    Marvin Frieman was Vice President and Sales Manager of the Company since its inception in 1975 until October 1994. He was named Chief Executive Officer of the Company in November 1994 and served in that position until he became Chairman in October 1998. He has been a director since September 1983.

    Steven Bell was general counsel and Vice President of the Company from June 1985 through October 1994, at which time he became Chief Financial Officer. He was named President in July 1997. He is a graduate of the William Mitchell College of Law.

    Jonathan Dodge has been the Senior Partner of the C.P.A. firm of Dodge & Fox since its inception in March 1997. Prior to that, he was a partner in the CPA firm of Misukanis and Dodge from 1992 to March 1997. Mr. Dodge is a member of both the AICPA and the Minnesota Society of CPA's.

    James Mandel has been the Chief Executive Officer and the Director of the Company since October 1, 1998. He was co-founder of Call 4 Wireless, LLC, a telecommunications company specializing in wireless communications, and served as its Chairman and a member of the Board of Directors from December 1996 until October 1998 and as its interim Chief Executive Officer from December 1996 until December 1997. From October 1991 to October 1996, he was Vice President of Systems for Grand Casinos, Inc., where his duties included managing the design, development, installation and on-going maintenance for the 2,000 room, $507 million Stratosphere Hotel, Casino and Tower in Las Vegas. Mr. Mandel also managed the development of Grand Casino Mille Lacs, in Onamia, Minnesota, Grand Casino Hinckley in Hinckley, Minnesota and six other casinos nationwide. He also serves on the board of Minnesota American, Inc. and is a trustee of the Boys and Girls Club of Minneapolis.

    Pierce McNally currently serves as Chairman, Secretary and Director of Lockermate Corporation of Minnetonka, Minnesota, a company that provides locker systems to schools. He served as Minnesota American's Chairman of the Board, Chief Executive Officer and Secretary from October 1994 until January 2000 when Minnesota American merged with CorVu Corporation. He practiced corporate law at Oppenheimer, Wolff & Donnelly, LLP from 1979 to 1985. He served as Chairman and Director of Corporate Development of Nicollet Process Engineering, Inc. from May 1995 until April 1999, when he retired from the board.

    Mark K. Mekler, a registered representative, is a Regional Director of U.S. Bancorp Piper Jaffray responsible for overseeing branch officers in Minnesota. He has nineteen years experience in the financial services industry. He is also a member of the Board of Directors of the Business Education and Economics Foundation (BEEF).

    Peter Flynn is currently President of Americable, Inc. and has held that position since June 1997. Since March 1996, he also has served as Executive Vice President of CorStar, Inc. (formerly Enstar, Inc.), the parent company of Americable, Inc. Effective December 31, 1998 Vicom acquired the Midwest region of Enstar Networking Corporation. Prior to such time Mr. Flynn also served as Executive Vice President, Chief Financial Officer and Secretary of North Star Universal, Inc. Prior to joining NSU in 1989, Mr. Flynn was an Audit Manager with Arthur Andersen and Co. Mr. Flynn also serves on the boards of Corvel Corporation, Personal Genie, Inc. and the Minnesota Chapter of the March of Dimes.

    Paul Knapp has been President and CEO of Space Center Ventures, Inc. since April 1998. He is Sr. Vice President of Space Center, Inc. From February, 1993 to March, 1998, he was Vice President and Director of Operations for Space Center Ventures, Inc. Mr. Knapp also serves on the Board of Directors for Devnet, LLC; Atrix International, Inc.; Viamedics and Square Roots.

    David Ekman is President of Corporate Technologies, USA, Inc. He has worked continuously in the computer business since 1981, initially as a franchisee of Computerland, a personal computer dealer and subsequently from 1996 to December 1999 as President of Ekman, Inc., a value-added computer reseller and the predecessor company to Corporate Technologies, USA, Inc.

    The Company has an audit committee consisting of Jon Dodge and Peter Flynn and a compensation committee consisting of Pierce McNally and Mark K. Mekler.

    No fees have been paid to Directors to date.

    Our audit committee,

  •
  recommends to our board of directors the independent auditors to conduct the annual audit of our books and records;

  •
  review the proposed scope and results of the audit;

  •
  approves the audit fees to be paid;

  •
  review accounting and financial controls with the independent public accountants and our financial and accounting staff; and

  •
  review and approves transactions between us and our directors, officers and affiliates.

    Our compensation committee,

  •
  reviews and recommends the compensation arrangements for management, including the compensation for our chief executive officer; and

  •
  establishes and reviews general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals.

Item 6:  Executive Compensation

    The following table sets forth all cash compensation paid or to be paid by our Company, as well as certain other compensation, paid or accrued, during each of Vicom's last three fiscal years to the Chief Executive Officers and to the other executive officers whose total annual salary and bonus paid or accrued during fiscal year 1999 exceeded $100,000.

SUMMARY COMPENSATION TABLE

Long Term Compensation
		Annual Compensation					Awards		Payouts
(a)	(b)	(c)			(d)	(e)	(f)	(g)	(h)	(i)
Name And Principal Position	Year	Salary($)			Bonus($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs(#)	LTIP Payouts ($)	All Other Compensation ($)
James L. Mandel Chief Executive Officer	1999 1998 1997	$ $	133,117 36,114 -0-	*	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- 225,000 -0-	-0- -0- -0-	-0- -0- -0-
Steven Bell President	1999 1998 1997	$ $ $	108,392 101,076 102,337		-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- 87,500	-0- -0- -0-	-0- -0- -0-
Marvin Frieman Chairman of the Board	1999 1998 1997	$ $ $	98,582 103,095 101,269		-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- 87,500	-0- -0- -0-	-0- -0- -0-

*
Mr. Mandel became Chief Executive Officer of Vicom in October 1998.

Options Grants during 1999 Fiscal Year

    The following table provides information regarding stock options granted during fiscal 1999 to the named executive officers in the Summary Compensation Table.

Name	Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date
James L. Mandel	-0-	-0-	—	—
Steven M. Bell	-0-	-0-	—	—
Marvin Frieman	-0-	-0-	—	—

Option Exercised During 1999 Fiscal Year and Fiscal Year-End Option Values

    The following table provides information as to options exercised by the named executive officers in the Summary Compensation Table during fiscal 1999 and the number and value of options at December 31, 1999.

			Number of Unexercised Options at December 31, 1999		Value of Unexercised In-The-Money Options at December 31, 1999
Name	Shares Acquired On Exercise	Value Realized
			Exercisable/Unexercisable		Exercisable/Unexcersiable

James L. Mandel	-0-	-0-	75,000	150,000	$225,000	$510,000
Steven M. Bell	-0-	-0-	58,333	29,167	$184,582	$92,241
Marvin Frieman	-0-	-0-	58,333	29,167	$184,582	$92,241

(1)
Value is calculated on the basis of the difference between the option exercise price and $4.00, the fair market value of the Company's Common Stock at December 31, 1999 as quoted on the OTCBB, multiplied by the number of shares underlying the option.

Employment Agreements

    The Company has employment agreements with Mr. Marvin Frieman, Chairman of the Board, and Mr. Steven Bell, President, for the term beginning October 1996 and expiring October 2001. Messrs. Frieman's and Bell's compensation is not directly tied to the Company's performance. Their agreements call for special compensation payable to each of them in an amount equal to two and one-half times his annual salary upon his termination if other than for cause and a change in control in the Company. The agreements state that annual base salary for Messrs. Frieman and Bell will be $95,000 per year. This base salary is set and subject to approval by the Company's entire Board of Directors. Thus, the aforementioned lump sum compensation could equal $237,500 for Mr. Frieman if such special compensation is triggered. Other key provisions of the contracts include an agreement by Mr. Frieman and Mr. Bell to keep confidential information secret both during and after employment by the Company and covenants not to compete with the Company for one year from the date of termination of employment. A change in control in the agreements is defined as the acquisition by any corporation or group of more than 20 percent of the outstanding shares of voting stock of Vicom coupled with or followed by the election as Directors of Vicom of persons who were not directors at the time of such acquisition, if such persons shall become a majority of the Board of Directors of Vicom.

    The Company maintains key man life insurance policies in the amount of $1,000,000 each on the lives of Steven Bell and Marvin Frieman. The Company is the beneficiary of these policies and has adopted a plan to pay fifty percent of all life insurance proceeds to the spouse or surviving children of each such officer.

    The Company also has a three year employment agreement, from October 1998 to September 2001, with James L. Mandel, Chief Executive Officer, the terms of which involve an annual base salary of $132,000 and a stock option of 225,000 shares at $0.60 cents per share, vested over a three year period. Mr. Mandel's job responsibilities involve developing company business plans, developing expansion and growth opportunities and directing other executive officers.

    The Company has a three-year employment agreement, from December 1999 to November 2002, with David Ekman as President of CTU. The terms of the agreement pay Mr. Ekman an annual salary $110,000 per year. Mr. Ekman also has a warrant to purchase 100,000 shares of Vicom Common Stock at a price of $2.00 per share and a stock option for 150,000 shares, vested over a three-year period at a price of $2.00 per share. Mr. Ekman's job responsibilities involve direct supervision of CTUs daily operations.

1999 Stock Compensation Plan

    On December 31, 1998, the Company adopted the 1999 Stock Compensation Plan, which permits the issuance of restricted stock and stock options to key employees and agents. All outstanding incentive stock options granted under the prior 1997 Stock Options Plan are to allowed continue. The Plans reserve 1,500,000 shares of Common Stock for issuance through restricted stock and incentive stock option awards and provides that the term of each award be determined by the Board of Directors.

    The purpose of the Plans is to promote the interest of the Company and its shareholders by providing employees of the Company with an opportunity to be given a proprietary interest in the Company, and thereby develop a stronger incentive to contribute to the Company's continued success and growth. Awards pursuant to the 1999 Stock Compensation Plan may be in the form of either a restricted stock grant, which includes a three-year vesting period, or stock options.

    The exercise price of the options granted under the Plans is required to be not less than the fair market value of the Common Stock on the date of the grant, and in the case of any shareholder owning 10 percent of more of the Common Stock to whom an incentive stock option has been granted under the Plan, the exercise price thereof is required to be not less than 110 percent of the fair market value of the Common Stock on the date the option is granted. Options are not transferable. An optionee, or his of her personal representative, may exercise his or her option for a period of ninety (90) days following termination of employment, disability, or death. The term of each option, which is fixed by the Company's Board of Directors, may not exceed 10 years from the date the option is granted, or 5 years in the case of incentive stock options granted to shareholders. The Plans limit the annual aggregate fair market value of stock granted to $100,000 ($600,000 prior to December 31, 1998), plus unused carryovers. Options may be exercisable in whole or in installments as determined by the Board. The Board may cancel an option of an employee who has terminated for cause or takes employment with a competitor.

    The Company may award restricted common shares to selected employees. Recipients are not required to provide any consideration other than services. Company share awards are subject to certain restrictions on transfer, and all or part of the shares awarded may be subject to forfeiture upon the occurrence of certain events, including employment termination. The fair market value of shares awarded is generally amortized over three years, which is the vesting term of the awards. At December 31, 1999, 228,609 shares net of forfeitures were awarded. At December 31, 1999 and 1998, unvested (issued but not outstanding) restricted shares awarded were 199,939 and 106,759, respectively.

Employee Benefit Plans

    The Company has 401(k) profit sharing plans covering substantially all full-time employees. Employee contributions are limited to the maximum amount allowable by the Internal Revenue Code. The Company made no significant discretionary contributions in years 1999, 1998 and 1997.

Item 7:  Certain Relationships and Related Transactions

    The following is a summary of all significant related party transactions for the three years ended December 31, 1999.

    The Company leases facility space in Minneapolis from Marbell Realty, a limited liability corporation owned in equal shares by Steven Bell and Marvin Frieman, Executive Officers and Directors of Vicom pursuant to a lease, expiring in 2006. Total facilities rent expense paid under said lease was approximately $136,533 in 1999. The Company believes that the rental amounts being paid under the lease are equal to or less than the Company would be paying to another landlord. See Item 3: Properties.

    The Company leases its space in Fargo, North Dakota from David Ekman, an Executive Officer of CTU and Director of Vicom, pursuant to a lease expiring in 2001. Rent paid in November and December 1999 totaled $45,000. See Item 3: Properties.

    In December 1999, James Mandel and Pierce McNally, directors of Vicom, and Enstar, Inc., a Vicom shareholder, guaranteed a note payable by Vicom to David Ekman in the amount of $1,250,000 pursuant to the purchase of Ekman, Inc. They were given warrants to purchase Vicom's stock at $2.00 per share in exchange for the guarantee.

    The number of warrants issued were Enstar, Inc. 50,000 shares, Messrs. Mandel and McNally, 25,000 shares each.

    Interest expense paid by Vicom to related parties was approximately $142,000 in 1999, $47,000 in 1998 and $38,000 in 1997. Related parties include the Company's Chairman, Chief Executive Officer, President, and the President's mother.

Item 8:  Legal Proceedings

    As of March 15, 2000, the Company was not engaged in any material pending legal proceedings.

Item 9:  Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters

    The common stock of Vicom, Inc. (VICM) is traded in the local over-the-counter market and quoted on the OTCBB. The table below sets forth the high and low bid prices for the Common Stock during each quarter in the two years ended December 31, 1999 as provided by the OTCBB.

Quarter Ended	High Bid	Low Bid
March 31, 1998	$5/8	$5/16
June, 30, 1998	3/4	7/16
September, 1998	1 3/16	11/16
December 31, 1998	1 1/2	11/16
March 31, 1999	2 1/2	1 5/8
June 30, 1999	2 5/16	1 5/8
September 30, 1999	2 1/16	1 9/16
December 31, 1999	4 1/8	1 5/8

    As of March 24, 2000, Vicom had 308 shareholders of record. The number of shares outstanding as of this date totaled 5,854,045. Eight shareholders held a total of 40,000 shares of Class B Preferred Stock.

    Vicom has never paid dividends to shareholders of its Common Stock. However, the shareholders of Vicom's Series A Convertible Preferred Stock are entitled to receive a cumulative dividend of 8% per year, payable monthly, and the shareholders of its Class B Preferred Stock are entitled to receive cumulative dividends of 10% per year, payable quarterly.

Item 10:  Recent Sales of Unregistered Securities

    During the last three years, we have issued unregistered securities in the transactions described below. These securities were offered and sold by us in reliance upon the exemptions provided for by in Section 4 (2) of the Securities Act relating to sales not involving any public offering, and Rule 506 of

Regulation D under the Securities Act relating to sales to accredited investors. Unless otherwise stated, the sales were made without the use of a selling agent. The certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption. All purchasers signed agreements stating that they were purchasing for investment purposes only and which contained restrictions on the transfer of the securities occupied.

1.
In January 1997, we issued an option to our Chairman for a total of 37,500 shares of Common Stock at an exercise price of $1.03 per share.

2.
In January 1997, we issued an option to our President for a total of 37,500 shares of Common Stock at an exercise price of $1.03 per share.

3.
In May 1997, we issued a warrant to purchase 135,000 shares of Common Stock at $0.75 per share to an accredited investor.

4.
In July 1997, we issued an option to our Chairman to purchase 50,000 shares of Common Stock at an exercise price of $0.69 per share.

5.
In July 1997, we issued an option to our President to purchase 50,000 shares of Common Stock at an exercise price of $0.69 per share.

6.
In October 1998, we issued an option to our Chief Executive Officer to purchase 225,000 shares at a price of $0.60 per share.

7.
In December 1998, the Company issued 8% Class A Convertible Preferred Stock in the amount of $23,638 and Class B Convertible Preferred Stock in the amount of $359,903. Dividends on Class A Preferred are payable quarterly at 8% per annum. Dividends on Class B Preferred are payable monthly at 10% per annum. The Class B Preferred was offered to certain notes payable holders at a conversion of $10.00 per Class B share. Each share of Class A Preferred and Class B Preferred is nonvoting and convertible into five shares of common stock. Each holder of a share of Preferred Stock has a five-year warrant to purchase one share of common stock at $3.00 per share, subject to adjustment.

8.
Between October 1999 and December 31, 1999, we issued 461,000 warrants to accredited investors at exercise prices ranging between $2.00 - $2.75 per share.

9.
In December 1999, David Ekman, Vicom Director, was granted a warrant to purchase 100,000 shares of Vicom Common Stock at a price of $2.00 per share, pursuant to the acquisition of Ekman, Inc.

10.
In the years 1997 through 1999, various employee stock options were awarded as described in note 7 to Vicom Consolidated Financial Statements for the year ended December 31, 1999.

11.
The Company in March 2000 sold 677,500 units to accredited investors, each unit consisting of one share of stock sold for $2.25 per share and a warrant to purchase a share of Common Stock for $5.00 per share. The Company raised gross proceeds of $1,524,375, less commissions and expenses paid to a selling agent of $198,168.75, for net proceeds of $1,326,206.

Item 11:  Description of Registrant's Securities

Capital Structure

    The Articles of Incorporation of the Company, as amended, authorize the Company to issue 50,000,000 shares of capital stock, which have no par value. However, the shares have a par value of $0.01 per share solely for the purpose of a statute or regulation imposing a tax or fee based upon the capitalization of a corporation. As of March 24, 2000, there were 5,854,045 shares of Common Stock outstanding, 1,500,000 shares of Common Stock reserved for issuance under the Plans (under which options to purchase 998,591 shares were outstanding as of that date), and 836,100 shares of Common Stock reserved for issuance under outstanding warrants. By resolutions adopted on December 9, 1998, the Company's Board authorized 275,000 shares of Class A Preferred and 60,000 shares of Class B Preferred and reserved 1,375,000 shares of Common Stock for issuance upon conversion of the Class A Preferred 300,000 shares for issuance upon conversion of the Class B Preferred. Accordingly, the Company has 39,460,855 shares of an undesignated class of capital stock ("Undesignated Stock"). The Board of Directors is authorized to issue shares of authorized but unissued Undesignated Stock without the approval of the shareholders.

Common Stock

    Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors. The Company's Articles of Incorporation provide that holders of the Company's Common Stock do not have preemptive rights to subscribe for and to purchase additional shares of Common Stock or other obligations convertible into shares of Common Stock which may be issued by the Company.

    Holders of Common Stock are entitled to receive such dividends as are declared by the Company's Board of Directors out of funds legally available for the payment of dividends. The Company presently intends not to pay any dividends on the Common Stock for the foreseeable future. Any future determination as to the declaration and payment of dividends will be made at the discretion of the Board of Directors. In the event of any liquidation, dissolution or winding up of the Company, and subject to the preferential rights of the holders of the Class A Preferred and the Class B Preferred, the holders of Common Stock will be entitled to receive a pro rata share of the net assets of the Company remaining after payment or provision for payment of the debts and other liabilities of the Company.

    All of the outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock of the Company are not liable for further calls or assessments.

Class A Preferred and Class B Preferred

Preferred Stock

    Vicom is not registering its Class A Preferred Stock pursuant to this Registration Statement and provides the following for informational purposes only. Dividends on Class A Preferred are payable quarterly at 8% per annum. Dividends on Class B Preferred are payable monthly at 10% per annum. The Class B Preferred was offered to certain notes payable holders at a conversion of $10.00 per Class B share. Each share of Class A Preferred and Class B Preferred is nonvoting and convertible into five shares of common stock. Each holder of a share of Preferred Stock has a five-year warrant to purchase one share of common stock at $3.00 per share, subject to adjustment.

    In December 1998, the Company issued 8% Class A Convertible Preferred Stock in the amount of $23,638 and Class B Convertible Preferred Stock in the amount of $359,893.

    The shares of Preferred Stock and its Class B Preferred Stock (collectively "Preferred Stock") are non-voting, except as may otherwise be required by law. The holders of the Class A Preferred and the Class B Preferred are entitled to receive, as and when declared by the Board, out of the assets of the Company legally available for payment thereof, cumulative cash dividends calculated based on the $10.00 per share stated value of the Class A Preferred and the Class B Preferred. The per annum dividend rate is eight percent (8%) for the Class A Preferred and ten percent (10%) for the Class B Preferred. Dividends on the Class A Preferred are payable quarterly on March 31, June 30, September 30, and December 31 of each year. Dividends on the Class B Preferred are payable monthly on the first day of each calendar month. Dividends on both the Class A Preferred and the Class B Preferred accrue cumulatively on a daily basis until the Preferred Stock is redeemed or converted. The Preferred Stock is convertible into Common Stock of Vicom at the rate of one share of Preferred Stock for each five shares of Common Stock, subject to adjustment in certain circumstances, including if the Company declares a stock dividend or subdivides or combines its Common Stock.

    In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Stock will be entitled to receive a liquidation preference of $10.50 per share, subject to adjustment, which shall be payable out of any net assets of the Company remaining after payment or provision for payment of the debts and other liabilities of the Company.

    The Company may redeem the Preferred Stock, in whole or in part, at a redemption price of $10.50 per share (subject to adjustment, plus any earned and unpaid dividends) on not less than thirty days' notice to the holders of the Preferred Stock, provided that the closing bid price of the Common Stock exceeds $4.00 per share (subject to adjustment) for any ten consecutive trading days prior to such notice. Upon the Company's call for redemption, the holders of the Preferred Stock called for redemption will have the option to convert each share of Preferred Stock into five shares of Common Stock until the close of business on the date fixed for redemption, unless extended by the Company in its sole discretion. Preferred Stock not so converted will be redeemed. No holder of Preferred Stock can require the Company to redeem his or her shares.

Item 12:  Indemnification of Directors and Officers

    Under Minnesota corporate law, Section 302A.251 of the Minnesota Business Corporation Act, a corporation shall, unless prohibited or limited by its Articles of Incorporation or Bylaws, indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person who was, or is threatened to be, made a party to a proceedings by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if generally, with respect to the acts or omissions of the person complained of in the proceeding, the person (i) has not been indemnified by another organization with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) reasonably believed the conduct was in the best interest of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation. Minnesota corporate law also provides that a corporation may purchase and maintain insurance on behalf of any indemnified party against any liability asserted against such person, whether or not the corporation would have been required to indemnify the person against liability under the provisions of Minnesota corporate law. Vicom's Articles of Incorporation provide for indemnification pursuant to Minnesota statutes. We also have Directors and Officers insurance in the amount of $3,000,000 per occurrence.

Item 13:  Financial Statements and Supplementary Data

    The following financial statements are included herewith beginning on page F-1.

  1.
  Vicom, Inc. and Subsidiaries—Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Stockholders Equity and Consolidated Cash Flows for years ended December 31, 1999, 1998 and 1997

  2.
  Ekman, Inc.—Balance Sheets, Statements of Income and Retained Earnings and of Cash Flows for years ended June 30, 1999, 1998 and 1997

  3.
  Enstar Networking Midwest—Statements of Operating Unit, Assets and Liabilities, Operations, Equity, and Cash Flows for year ended December 31, 1998

Index to Financial Statements and Exhibits

Page(s)
Vicom, Inc. and Subsidiaries—
Consolidated Balance Sheets, Consolidated Statements of Operations,
Consolidated Stockholders' Equity and Consolidated Cash Flows for
Years Ended December 31, 1999, 1998 and 1997
INDEPENDENT AUDITOR'S REPORT	F-2
FINANCIAL STATEMENTS
Consolidated balance sheets	F-3
Consolidated statements of operations	F-4
Consolidated statements of stockholders' equity	F-5
Consolidated statements of cash flows	F-6
Notes to consolidated financial statements	F-7 to F-19
Ekman, Inc.—Balance Sheets, Statements of Income and Retained Earnings and of Cash Flows for Years Ended June 30, 1999, 1998 and 1997
INDEPENDENT AUDITOR'S REPORT	F-20
FINANCIAL STATEMENTS
Balance sheets	F-21
Statements of income and retained earnings	F-22
Statements of cash flows	F-23
Notes to financial statements	F-24 to F-29
Enstar Networking Midwest—Statements of Operating Unit Assets and Liabilities, Operations, Equity, and Cash Flows for Year Ended December 31, 1998
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	F-30
FINANCIAL STATEMENTS
STATEMENT OF OPERATING UNIT ASSETS AND LIABILITIES	F-32
STATEMENT OF OPERATING UNIT OPERATIONS	F-33
STATEMENT OF OPERATING UNIT EQUITY	F-34
STATEMENT OF OPERATING UNIT CASH FLOWS	F-35
NOTES TO FINANCIAL STATEMENTS	F-36 to F-38

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Vicom, Incorporated and Subsidiaries
New Hope, Minnesota

    We have audited the accompanying consolidated balance sheets of Vicom, Incorporated and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vicom, Incorporated and Subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      LURIE, BESIKOF, LAPIDUS & CO., LLP

Minneapolis, Minnesota
February 23, 2000, except for Note 15, as to
  which the date is April 3, 2000.

VICOM, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 1999 and 1998

	1999	1998
ASSETS
CURRENT ASSETS
Cash	$204,365	$—
Accounts receivable, net of allowance of $140,000 and $115,000	5,369,221	2,869,912
Inventories, net of allowance of $330,000 and $910,000	1,801,596	1,858,008
Costs and estimated earnings in excess of billings	232,725	239,131
Other	154,766	104,440

TOTAL CURRENT ASSETS	7,762,673	5,071,491

PROPERTY AND EQUIPMENT	1,324,080	647,356

NONCURRENT ASSETS
Goodwill, net of accumulated amortization of $101,604 and $-0-	3,249,111	549,101
Deferred income taxes	—	249,200
Other	262,881	113,769

	3,511,992	912,070

	$12,598,745	$6,630,917

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Checks issued in excess of deposits	$126,297	$207,219
Notes and installment obligations payable—current maturities	4,246,433	1,013,135
Accounts payable	4,503,451	2,213,018
Other liabilities	977,513	411,924
Due to ENStar, Inc.	207,170	340,188
Deferred service obligations and revenue	584,716	929,168

TOTAL CURRENT LIABILITIES	10,645,580	5,114,652

NOTES AND INSTALLMENT OBLIGATIONS PAYABLE	926,821	826,490

COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS' EQUITY
Preferred stock, liquidation preference of $10.50 per share:
8% Class A cumulative convertible—no par value, (issued and outstanding—2,550 and -0- shares)	23,638	—
10% Class B cumulative convertible—no par value (issued and outstanding—37,550 and 35,050 shares)	359,893	336,718
Common stock—no par value (issued 4,984,845 and 3,612,995 shares; outstanding 4,784,906 and 3,506,236 shares)	4,551,745	2,181,042
Options and warrants	217,028	701
Unamortized compensation	(258,659)	(62,988)
Accumulated deficit	(3,867,301)	(1,765,698)

	1,026,344	689,775

	$12,598,745	$6,630,917

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 1999, 1998 and 1997

	1999	1998	1997
REVENUES	$20,388,870	$6,458,113	$6,639,026

COSTS AND EXPENSES
Cost of products and services	16,247,898	4,841,111	4,095,990
Selling, general and administrative	5,823,945	2,839,862	2,317,388

	22,071,843	7,680,973	6,413,378

INCOME (LOSS) FROM OPERATIONS	(1,682,973)	(1,222,860)	225,648

OTHER INCOME (EXPENSE)
Interest expense	(262,228)	(180,434)	(189,869)
Miscellaneous	122,767	9,546	48,398

	(139,461)	(170,888)	(141,471)

INCOME (LOSS) BEFORE INCOME TAXES	(1,822,434)	(1,393,748)	84,177
INCOME TAX PROVISION	241,200	50,000	28,000

NET INCOME (LOSS)	$(2,063,634)	$(1,443,748)	$56,177

EARNINGS (LOSS) PER SHARE—
BASIC AND DILUTED	$(.55)	$(.68)	$.03

WEIGHTED AVERAGE SHARES
OUTSTANDING—BASIC AND DILUTED	3,821,978	2,129,387	2,098,944

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 1999, 1998 and 1997

	Cumulative Convertible Preferred Stock
					Common Stock
	8% Class A		10% Class B
					Shares Issued		Warrants and Options	Unamortized Compensation	Accumulated Deficit
	Shares	Amount	Shares	Amount		Amount				Total
BALANCE, DECEMBER 31, 1996	—	$—	—	$—	2,081,236	$1,270,742	$—	$—	$(378,127)	$892,615
Issuance of stock	—	—	—	—	25,000	25,000	—	—	—	25,000
Net income	—	—	—	—	—	—	—	—	56,177	56,177

BALANCE, DECEMBER 31, 1997	—	—	—	—	2,106,236	1,295,742	—	—	(321,950)	973,792
Conversion of notes payable, net of costs			35,050	336,718	50,000	25,000	—	—	—	361,718
Warrants issued with preferred stock	—	—	—	—	—	—	701	—	—	701
Restricted stock issued	—	—	—	—	106,759	62,988	—	(62,988)	—	—
Acquisition of ENC (Note 2)	—	—	—	—	1,350,000	797,312	—	—	—	797,312
Net loss	—	—	—	—	—	—	—	—	(1,443,748)	(1,443,748)

BALANCE, DECEMBER 31, 1998	—	$—	35,050	$336,718	3,612,995	$2,181,042	$701	$(62,988)	$(1,765,698)	$689,775
Sale of stock	2,550	23,638	2,500	23,175	—	—	—	—	—	46,813
Warrants issued:
Preferred stock	—	—	—	—	—	—	3,687	—	—	3,687
Notes	—	—	—	—	—	—	112,640	—	—	112,640
Restricted stock:
Issued	—	—	—	—	144,600	248,866	—	(248,866)	—	—
Forfeited	—	—	—	—	(22,750)	(15,663)	—	15,663	—	—
Amortization expense	—	—	—	—	—	—	—	37,532	—	37,532
Acquisition of Ekman (Note 2):
Stock	—	—	—	—	1,250,000	2,137,500	—	—	—	2,137,500
Options and warrants	—	—	—	—	—	—	100,000	—	—	100,000
Preferred dividends	—	—	—	—	—	—	—	—	(37,969)	(37,969)
Net loss	—	—	—	—	—	—	—	—	(2,063,634)	(2,063,634)

BALANCE, DECEMBER 31, 1999	2,550	$23,638	37,550	$359,893	4,984,845	$4,551,745	$217,028	$(258,659)	$(3,867,301)	$1,026,344

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 1999, 1998 and 1997

	1999	1998	1997
OPERATING ACTIVITIES
Net income (loss)	$(2,063,634)	$(1,443,748)	$56,177
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities, net of business acquisition effect:
Depreciation	408,796	228,931	251,725
Amortization	145,136	—	—
Deferred income taxes	249,200	50,000	28,000
Changes in operating assets and liabilities:
Accounts receivable	1,547,912	(270,558)	(408,101)
Inventories	1,240,723	(152,505)	(147,948)
Costs, estimated earnings, and billings	(59,360)	—	—
Other assets	(44,625)	170,627	(44,845)
Accounts payable and other liabilities	385,522	962,015	381,912
Deferred service obligations and revenue	(424,149)	318,442	(23,074)

Net cash provided (used) by operating activities	1,385,521	(136,796)	93,846

INVESTING ACTIVITIES
Purchase of business, net of $64,072 cash received	(435,928)	—	—
Purchases of property and equipment	(631,166)	(34,824)	(75,706)
Collections on notes receivable	29,383	43,045	41,704
Issuance of notes receivable	(30,000)	—	(45,363)
Other	(30,000)	42,392	—

Net cash provided (used) by investing activities	(1,097,711)	50,613	(79,365)

FINANCING ACTIVITIES
Increase (decrease) in checks issued in excess of deposits	(416,734)	99,115	3,640
Net borrowings (payments) under credit arrangements	(2,600)	(299,839)	78,329
Proceeds from notes payable	1,170,600	578,455	—
Principal payments on notes and installment obligations	(847,242)	(278,467)	(121,450)
Proceeds from issuance of stock and warrants	50,500	—	25,000
Stock issuance costs	—	(13,081)	—
Dividends	(37,969)	—	—

Net cash provided (used) by financing activities	(83,445)	86,183	(14,481)

INCREASE IN CASH	204,365	—	—
CASH
Beginning of year	—	—	—

End of year	$204,365	$—	$—

See notes to consolidated financial statements.

VICOM, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies—

  Organization

    Vicom, Incorporated and Subsidiaries (the Company) sells integrated voice, video, data networking and computer technologies products and services. The Company sells its products and services primarily to customers in the Midwest region of the United States.

  Principles of Consolidation

    The consolidated financial statements include the accounts of Vicom, Incorporated (Vicom) and its wholly-owned subsidiaries, Vicom Midwest Telecommunication Systems, Inc. and Corporate Technologies, USA, Inc. All significant intercompany accounts and transactions are eliminated.

  Use of Estimates

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates. Significant management estimates relate to the amortization periods for goodwill, the allowances for doubtful accounts and inventory obsolescence, and the valuation of deferred income tax assets.

  Inventories

    Inventories, consisting principally of purchased telecommunication, networking and computer equipment and parts, are stated at the lower of cost or market. Cost is determined using an average cost method for telecommunication and networking equipment and the first-in, first-out (FIFO) method for computer equipment. Nonmonetary exchanges of inventory items with third parties are recorded at net book value of the items exchanged with no gains or losses recognized.

  Property and Equipment

    Equipment and leasehold improvements are stated at cost. Equipment is depreciated principally by the straight-line method over three to eight years, the estimated useful lives of the related assets. Leasehold improvements are depreciated over the shorter of the life of the improvement or the term of the respective lease.

  Goodwill

    Goodwill represents the excess of acquisition prices over the fair value of net assets acquired and is amortized by the straight-line method over ten years. The Company evaluates goodwill annually for impairment by comparing the net carrying values to the undiscounted future cash flows of the related assets.

  Revenues and Cost Recognition

    Revenues from products and services are recognized at delivery. Revenue from equipment maintenance contracts is deferred and recognized on a straight-line basis over the term of each contract. The costs of service under the contracts are charged to expense as incurred.

    For significant long-term contracts, revenue is recognized under the percentage of completion method. The amount of revenue recognized is the portion that the cost expended to date bears to the anticipated total contract cost, based on current estimates of cost to complete. Contract cost includes all labor and materials unique to or installed in the project, as well as subcontract costs. Costs and estimated earnings in excess of billings are classified as current assets; billings in excess of costs and estimated earnings are classified as current liabilities.

    Warranty costs incurred on new equipment sales are substantially reimbursed by the equipment suppliers.

  Fair Value of Financial Instruments

    The carrying amounts of financial instruments consisting of cash, accounts receivables, notes receivable, checks issued in excess of deposits, notes and installment obligations payable to nonrelated parties, and accounts payable approximate their fair values. It is not practical to determine the fair value of the related party notes payable due to the related party nature of the transactions.

  Credit Risk

    Financial instruments that potentially subject the Company to credit risk consist primarily of cash and trade accounts and notes receivables. The Company restricts cash and investments to financial institutions with high credit standing. Credit risk on trade receivables, although concentrated in one geographic region, is minimized as a result of the large and diverse nature of the Company's customer base.

  Accounting for Stock-Based Compensation

    The Company accounts for employee stock options under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and provides the pro forma disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting For Stock-Based Compensation. Options and warrants to nonemployees are recorded as required by SFAS No. 123.

  Earnings (Loss) Per Share

    Earnings (loss) per share—basic is determined by dividing net income (loss) less the preferred stock dividends by the weighted average common shares outstanding. Net income (loss) per common share—diluted is computed by dividing net income (loss) less the preferred stock dividends by the weighted average common shares outstanding and the common share equivalents (stock options, stock warrants, convertible preferred shares, and issued but not outstanding restricted stock). Common share equivalents are not included in the computations as their effects were antidilutive.

    A reconciliation of net income (loss) to earnings (loss) for computing earnings (loss) per share is as follows:

	1999	1998	1997
Net income (loss)	$(2,063,634)	$(1,443,748)	$56,177
Preferred stock dividends	(37,969)	—	—

Earnings (loss) for computing earnings (loss) per share	$(2,101,603)	$(1,443,748)	$56,177

  Reclassifications

    Certain reclassifications were made to the 1998 and 1997 financial statements to make them comparable with 1999. The reclassifications did not effect previously reported net income (loss), stockholders' equity or net cash flows.

  Recent Accounting Pronouncement

    In June 1998, the Financial Accounting Standard Board issued Statement on Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for years beginning after June 15, 2000. The statement establishes accounting and reporting standards for derivative instruments and hedging activities. Management believes this pronouncement will not significantly effect its financial statements.

2. Business Acquisitions—

    Effective November 1, 1999, Vicom purchased the common stock of Ekman, Inc. (Ekman) from its sole stockholder and merged it into a new subsidiary, Corporate Technologies, USA, Inc. The purchase price was allocated to assets and liabilities acquired as follows:

Cash	$64,072
Accounts receivable	4,047,221
Inventories	1,184,311
Property and equipment	442,509
Other assets	93,196
Checks issued in excess of deposits	(335,812)
Notes and installment obligations payable	(1,326,666)
Accounts payable	(2,080,426)
Other liabilities	(322,822)
Service obligations	(79,697)

Net tangible assets acquired	1,685,886
Goodwill	2,801,614

Total purchase price	$4,487,500

    The consideration consisted of $500,000 in cash, $1,750,000 in 10% promissory notes, 1,250,000 common shares of Vicom with an assigned value of $2,137,500, and 150,000 stock options valued at $60,000 and 100,000 warrants valued at $40,000.

    Effective December 31, 1998, Vicom purchased the assets of the midwest region of Enstar Networking Corporation (ENC) from its parent company ENStar Inc. (ENStar). The purchase price was allocated to assets and liabilities acquired as follows:

Accounts receivable:
Billed	$1,191,639
Unbilled	239,130
Inventories	114,932
Property and equipment	103,031
Other assets	91,953
Service obligations	(179,289)
Billings in excess of costs	(74,997)

Net tangible assets acquired	1,486,399
Goodwill	549,101

Total purchase price	$2,035,500

    The consideration consisted of 1,350,000 common shares of Vicom with an assigned value of $797,312, a $750,000 subordinated 9% promissory note, a payable of $340,188 for purchase price adjustments, and acquisition related costs of $148,000.

    Both acquisitions were accounted for by the purchase method of accounting for business combinations. Accordingly, the operating results of Ekman and ENC were included in the consolidated financial statements since the date of acquisition. The Company's unaudited pro forma results assuming both acquisitions occurred on January 1, 1998 are as follows:

	Unaudited Pro Forma Information
	1999	1998
Revenues	$44,941,776	$44,312,204
Net income (loss)	(2,295,869)	(1,665,769)
Earnings (loss) per share—basic and diluted	(.48)	(.35)

    These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually occurred had the combinations been in effect on January 1, 1998, or of future results of operations.

3. Property and Equipment—

    Property and equipment are as follows:

	1999	1998
Cost:
Leasehold improvements	$94,197	$72,950
Equipment—owned	2,237,141	1,199,781
Equipment under capital leases	364,860	337,947

	2,696,198	1,610,678

Less accumulated depreciation:
Leasehold improvements	49,943	36,306
Equipment—owned	1,076,345	708,907
Equipment under capital leases	245,830	218,109

	1,372,118	963,322

	$1,324,080	$647,356

4. Other Assets—

    Other assets are as follows:

	1999	1998
Current assets:
Notes receivable—current maturities	$59,254	$34,823
Prepaid expenses and other	95,512	69,617

	$154,766	$104,440

Noncurrent assets:
Notes receivable, less current maturities	$71,051	$94,865
Prepaid expenses and other	191,830	18,904

	$262,881	$113,769

5. Other Liabilities—

    Other liabilities are as follows:

	1999	1998
Acquisition costs	$—	$148,000
Payroll related	641,059	115,333
Billings in excess of cost and estimated earnings	9,231	74,997
Other	327,223	73,594

	$977,513	$411,924

VICOM, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Notes and Installment Obligations Payable—

    Notes and installment obligations payable are as follows:

	1999	1998
Line of credit notes	$1,307,400	$100,000
Notes payable to related parties, interest at 9.0% to 15.0%, due December 1999 through December 2000, unsecured. Notes totaling $187,100 are past due	2,037,100	228,311
Notes payable to individuals, interest at 10.0% to 12.0%, due through December 1999, unsecured. These notes are past due	887,545	98,033
Subordinated note payable to ENStar, interest at 9.0%, due December 2003 or in the event of certain equity offerings or transactions, unsecured	750,000	750,000
Capital lease obligations, monthly installments including interest at 4.8% to 27.2% through 2003	$191,209	$209,247
Note payable to bank, retired in 1999	—	454,034

	5,173,254	1,839,625
Less current maturities	4,246,433	1,013,135

	$926,821	$826,490

    Future maturities are as follows:

Year	Amount
2000	$4,246,433
2001	103,460
2002	67,507
2003	755,854

$5,173,254

    The Company borrowed at December 31, 1999, under the following line of credit arrangements with two separate financial institutions:

  •
  $1,169,400 on a $2,000,000 line, expiring June 17, 2000, at the prime rate plus 1.75% (plus 3.00% if in default). At December 31, 1999, the Company was not in compliance with certain financial covenants (See Note 15).

  •
  $138,000 on a $2,000,000 line, expiring March 31, 2000, at the prime rate.

    The lines are collateralized by substantially all Company assets and certain stockholder/officer guarantees, and subject to certain financial covenants. The prime rate at December 31, 1999 and 1998, was 8.50% and 7.75%, respectively.

    Interest expense to related parties for 1999, 1998, and 1997 was approximately $142,000, $47,000, and $38,000, respectively.

    The maximum amounts borrowed under the lines were approximately $2,105,000, $590,000, and $498,000 for 1999, 1998, and 1997, respectively; average borrowings were $656,000, $573,000, and

$458,000, respectively; and the weighted average borrowings interest rates were 11.97%, 10.92%, and 12.11%, respectively.

7. Stockholders' Equity—

  Capital Stock Authorized

    The articles of incorporation authorize the Company to issue 50,000,000 shares of no par capital stock. Authorization to individual classes of stock are by Board of Directors resolution. The Board authorized 275,000 shares of Class A Preferred stock and 60,000 shares of Class B Preferred stock at December 31, 1999.

  Preferred Stock

    Dividends on Class A Preferred are cumulative and payable quarterly at 8% per annum. Dividends on Class B Preferred are cumulative and payable monthly at 10% per annum. The dividends are $10 per preferred share. The Class B Preferred was offered to certain note payable holders at a conversion of $10 per Class B Preferred share. The Class A Preferred and Class B Preferred are nonvoting. Issuance of a share of preferred stock gives the holder a five year warrant to purchase one share of common stock. The Company can redeem the preferred stock at $10.50 per share whenever the common stock price exceeds certain defined criteria. Upon the Company's call for redemption, the holders of the preferred stock called for redemption will have the option to convert each preferred share into five shares of common stock. Holders of preferred stock cannot require the Company to redeem their shares.

  Stock Compensation Plans

    On December 31, 1998, the Company adopted the 1999 Stock Compensation Plan, which permits the issuance of restricted stock and stock options to key employees and agents. All outstanding incentive stock options granted under the prior 1997 Stock Options Plan continue. The Plans reserved 1,500,000 shares of common stock for issuance through restricted stock and incentive stock option awards and provides that the term of each award be determined by the Board of Directors. Under the Plans, the exercise price of incentive stock options may not be less than the fair market value of the stock on the award date, and the options are exercisable for a period not to exceed ten years from award date.

  Restricted Stock

    The Company awards restricted common shares to selected employees. Recipients are not required to provide any consideration other than services. Company share awards are subject to certain restrictions on transfer, and all or part of the shares awarded may be subject to forfeiture upon the occurrence of certain events, including employment termination. The fair market value of shares awarded is generally amortized over three years, the vesting term of the awards. Restricted shares awarded, net of forfeitures, totaled 228,609 through December 31, 1999. At December 31, 1999 and 1998, unvested (issued but not outstanding) restricted shares were 199,939 and 106,759, respectively. Compensation expense recorded in 1999 in connection with the amortization of the award cost was $37,532.

  Stock Options

    Stock option activity is as follows:

	Weighted-Average Options			Exercise Price
	1999	1998	1997	1999	1998	1997
OUTSTANDING, January 1	690,500	244,500	—	$.66	$.88	$—
Granted	341,841	450,000	278,000	1.95	.55	.88
Forfeited	(33,750)	(4,000)	(33,500)	1.01	1.03	.94

OUTSTANDING, December 31	998,591	690,500	244,500	1.09	.66	.88

    The weighted average grant-date fair value of options granted during 1999, 1998, and 1997 was $.38, $.18, and $.24, respectively. All options were issued for exercise prices greater than or equal to grant date market values.

    Options outstanding and exercisable as of December 31, 1999, are as follows:

	Outstanding
					Exercisable
		Weighted-Average
					Weighted- Average Exercise Price
Range of Exercise Prices	Options	Exercise Price	Remaining Contractual Life-Years	Options
$.50 to $1.03	656,750	$.64	3.2	656,750	$.64
$1.50 to $2.08	341,841	1.95	2.7	17,000	2.00

$.50 to $2.08	998,591	1.09	3.0	673,750.68

    If the Company recognized stock option compensation expense based on grant date fair value consistent with the method prescribed by SFAS No. 123, net income (loss) for 1999, 1998, and 1997 would be approximately as follows:

	1999	1998	1997
Net income (loss)	$(2,124,000)	$(1,485,000)	$12,000
Earnings (loss) per share—basic and diluted	(.56)	(.70)	.01

    The fair value of stock options is the estimated present value at grant date using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

	1999	1998	1997
Risk-free interest rate	5.45%	5.39%	6.09%
Expected life	5 years	5 years	5 years
Expected volatility	20%	24%	18%
Expected dividend rate	0%	0%	0%

  Stock Warrants

    Stock warrant activity is as follows:

	Warrants			Weighted-Average Exercise Price
	1999	1998	1997	1999	1998	1997
OUTSTANDING, January 1	270,050	235,000	100,000	$1.50	$1.28	$2.00
Granted	566,050	35,050	135,000	2.42	3.00	.75

OUTSTANDING, December 31	836,100	270,050	235,000	2.12	1.50	1.28

    The weighted average grant-date fair value of warrants granted during 1999, 1998, and 1997 was $.28, $.02, and $.24, respectively. All warrants were issued for exercise prices greater than or equal to the award date market values.

    All warrants outstanding at December 31, 1999, are exercisable and have a weighted-average contractual life of approximately 4.5 years.

    The Company can call 501,100 of the warrants outstanding at December 31, 1999, whenever the Company's common stock priced exceeds certain criteria. In the event of a call, the Company may redeem the unexercised warrants for $.01 each.

    Stock warrants were awarded for:

	1999	1998	1997
Debt issuance and guarantees	461,000	—	135,000
Ekman acquisition	100,000	—	—
Preferred stock	5,050	35,050	—

	566,050	35,050	135,000

    The 1999 and 1998 warrants were recorded at fair value. The 1997 warrants were nominal in amount and the effects were not recorded in the financial statements.

    The fair value of stock warrants is the estimated present value at grant date using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	1999	1998	1997
Risk free interest rate	5.88%	4.34%	6.61%
Expected life	5 years	5 years	5 years
Expected volatility	20%	24%	10%
Expected dividend rate	0%	0%	0%

8. Income Taxes—

    The income tax provision is as follows:

	1999	1998	1997
Current	$(8,000)	$—	$—
Deferred	249,200	50,000	28,000

	$241,200	$50,000	$28,000

    Components of net deferred income tax assets are as follows:

	1999	1998
Deferred income tax assets:
Net operating loss carryforwards	$4,329,600	$3,102,000
Nondeductible allowances	326,800	567,200

	4,656,400	3,669,200
Less valuation allowance	4,524,900	3,352,500

	131,500	316,700
Deferred income tax liabilities—depreciation	131,500	67,500

Net deferred income tax assets	$—	$249,200

    Income tax computed at the U.S. federal statutory rate reconciled to the effective tax rate is as follows:

	1999	1998	1997
Statutory tax rate (benefit)	(34.0)%	(34.0)%	34.0%
Change in valuation allowance	64.3	36.2	(.7)
Net operating loss not recognized	(20.0)	(2.4)	—
Other	2.9	3.8	—

Effective tax rate	13.2%	3.6%	33.3%

    The valuation allowance increased by $1,172,400 and $505,700 in 1999 and 1998, respectively, primarily from the Company's inability to utilize its net operating loss carryforwards. The valuation allowance decreased by $233,000 in 1997 primarily because of lapsed net operating loss carryforwards.

    The Company has the following net operating loss carryforwards at December 31, 1999, for federal income tax purposes:

Year of Expiration	Net Operating Loss
2000	$871,000
307,000
3,152,000
1,050,000
599,000
501,000
59,000
22,000
595,000
25,000
1,122,000
2,521,000

$10,824,000

    Under Internal Revenue Code Section 382, utilization of losses expiring prior to 2019 are limited to approximately $375,000 each year.

    State income tax effects are not material and therefore not separately shown.

9. Employee Benefit Plans—

    The Company has 401(k) profit sharing plans covering substantially all full-time employees. Employee contributions are limited to the maximum amount allowable by the Internal Revenue Code. The Company made no significant discretionary contributions in all the years presented.

10. Commitments—

  Operating Leases

    Facilities are leased under related party operating leases, expiring through 2006. In addition to basic monthly rents of approximately $37,000, the Company pays building maintenance costs and real estate taxes and assessments. In addition, the Company leases vehicles under operating leases from an entity owned by a relative of a stockholder/officer and various equipment under other leases.

VICOM, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Commitments— (Continued)

    Future minimum rent commitments are as follows:

Year	Amount
2000	$440,000
2001	234,000
2002	191,000
2003	153,000
2004	153,000
Thereafter	255,000

$1,426,000

    Rent expense for 1999, 1998, and 1997 was approximately $261,000, $202,000, and $165,000, respectively, of which $190,000, $138,000 and $113,000, respectively, was with related parties.

  Employment Agreements

    The Company has employment agreements with various officers expiring through 2002. Some of the agreements include renewal options and incentives.

    Approximate future minimum payments are as follows:

Year	Amount
2000	$425,000
2001	345,000
2002	110,000

$880,000

11. Supplementary Disclosures of Cash Flow Information—

	1999	1998	1997
Cash paid for interest	$214,730	$180,434	$194,262
Noncash investing and financing transactions:
Acquisition of Ekman and ENC	3,987,500	2,035,500	—
Warrants issued with notes	112,640	—	—
Capitalized lease equipment purchases	11,845	—	23,121
Notes payable converted to stock and warrants issued	—	375,500	—

12. Significant Customers and Suppliers—

    One customer represented approximately 15% of revenues in 1998.

    The Company purchased materials from major suppliers approximately as follows:

	Supplier
	A	B	C	D
1999	34%	18%	7%	1%
1998	—	60	19	15
1997	—	42	5	7

13. Financial Statement Adjustments—

    During 1998, the Company recorded approximately $1,000,000 of noncash adjustments in connection with the writedown of the carrying amounts of certain assets as follows:

	Expense Included Within
	Cost of Products Sold	Operating Expenses	Total
Inventory obsolescence	$660,000	$—	$660,000
Accounts and notes receivable	—	240,000	240,000
Prepaid expenses and other	—	100,000	100,000

	$660,000	$340,000	$1,000,000

    The effect of these adjustments in 1998 was to increase the loss per common share by $.47.

14. Business Segments—

    Prior to November 1, 1999, the Company operated as one segment, which included integrated voice, video, and data networking technologies products and services. With the acquisition of Ekman, the Company added the segment which sells computer technologies products and services.

    Segment disclosures for 1999 are as follows:

	Voice, Video, and Data Networking	Computer	Total
Revenues	$15,567,482	$4,821,388	$20,388,870
Loss from operations	(1,642,919)	(40,054)	(1,682,973)
Depreciation and amortization	471,990	81,942	553,932
Identifiable assets	5,753,985	6,844,760	12,598,745
Capital expenditures	515,524	127,487	643,011

15. Subsequent Event—

    On April 3, 2000, the Company received approval, subject to final legal documentation, from a financial institution to replace the $2,000,000 line of credit, expiring June 17, 2000, with a $5,000,000 line, expiring March 31, 2003. Interest is at the prime rate plus 1.5%. Advances under the line are limited to eligible accounts receivable and equipment additions. The line is collateralized by substantially all Company assets, requires subordination of certain related party debt, and is subject to certain financial covenants. Final terms of the loan agreement may differ from the above.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Vicom, Inc.
New Hope, Minnesota

    We have audited the accompanying balance sheets of EKMAN, INC., d/b/a CORPORATE TECHNOLOGIES, as of June 30, 1999 and 1998, and the related statements of income and retained earnings and of cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EKMAN, INC. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

                      LURIE, BESIKOF, LAPIDUS & CO., LLP

Minneapolis, Minnesota
February 16, 2000

EKMAN, INC.
d/b/a CORPORATE TECHNOLOGIES

BALANCE SHEETS

June 30, 1999 and 1998

	1999	1998
	(Restated)	(Restated)
ASSETS
CURRENT ASSETS
Cash	$17,648	$110,471
Accounts receivable, net of allowance of $30,000 and $45,000	4,687,375	2,509,597
Inventories, net of allowance of $65,000 and $60,000	774,620	764,303
Deferred taxes	81,000	88,000
Other	39,686	8,042

TOTAL CURRENT ASSETS	5,600,329	3,480,413

PROPERTY AND EQUIPMENT	390,458	393,475

NONCURRENT ASSETS
Deferred taxes	12,000	2,000
Other	113,299	42,041

	125,299	44,041

	$6,116,086	$3,917,929

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
Checks issued in excess of deposits	$250,341	$—
Bank line of credit borrowings	1,800,000	—
Current maturities of long-term debt	27,660	64,902
Accounts payable	1,709,463	1,536,043
Accrued liabilities	399,147	531,878
Deferred revenues	67,454	86,274

TOTAL CURRENT LIABILITIES	4,254,065	2,219,097

LONG-TERM DEBT, net of current maturities	64,364	69,113

COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDER'S EQUITY
Common stock, $1 par value, 50,000 shares authorized, 22,500 shares issued and outstanding	22,500	22,500
Retained earnings	1,775,157	1,607,219

	1,797,657	1,629,719

	$6,116,086	$3,917,929

See notes to financial statements.

EKMAN, INC.

d/b/a CORPORATE TECHNOLOGIES

STATEMENTS OF INCOME AND RETAINED EARNINGS

Years Ended June 30, 1999 and 1998

	1999	1998	1997
	(Restated)	(Restated)	(Restated)
REVENUES	$28,787,476	$23,649,767	$16,000,985
COST OF GOODS SOLD	23,717,177	18,433,549	12,167,822

GROSS MARGIN	5,070,299	5,216,218	3,833,163

OPERATING EXPENSES
Selling	3,861,124	3,667,171	2,842,769
General and administrative	568,101	527,878	415,490
Occupancy	321,864	299,198	294,318

	4,751,089	4,494,247	3,552,577

OPERATING INCOME	319,210	721,971	280,586

OTHER INCOME (EXPENSE)
Interest expense	(55,440)	(52,348)	(69,505)
Miscellaneous	10,168	38,870	17,920

	(45,272)	(13,478)	(51,585)

INCOME BEFORE INCOME TAXES	273,938	708,493	229,001
INCOME TAXES	106,000	281,500	81,500

NET INCOME	167,938	426,993	147,501
RETAINED EARNINGS
Beginning of year	1,607,219	1,180,226	1,032,725

End of year	$1,775,157	$1,607,219	$1,180,226

See notes to financial statements.

EKMAN, INC.

d/b/a CORPORATE TECHNOLOGIES

STATEMENTS OF CASH FLOWS

Years Ended June 30, 1999, 1998 and 1997

	1999	1998	1997
	(Restated)	(Restated)	(Restated)
OPERATING ACTIVITIES
Net income	$167,938	$426,993	$147,501
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	217,860	190,687	183,113
Deferred taxes	(3,000)	500	(15,500)
Changes in operating assets and liabilities:
Accounts receivable	(2,177,778)	158,312	(1,436,994)
Inventories	(10,317)	(148,922)	250,680
Other assets	(102,902)	5,574	(28,512)
Accounts payable	173,420	376,764	543,999
Accrued liabilities	(132,731)	164,370	76,847
Deferred revenues	(18,820)	(19,844)	(26,130)

Net cash provided (used) by operating activities	(1,886,330)	1,154,434	(304,996)

INVESTING ACTIVITY
Purchases property and equipment	(187,403)	(192,573)	(42,400)

FINANCING ACTIVITIES
Increase (decrease) in checks issued in excess of deposits	250,341	(25,948)	25,948
Bank line of credit borrowings (repayments)	1,800,000	(726,000)	243,000
Payments on long-term debt	(69,431)	(117,320)	(117,919)
Proceeds from long-term debt	—	16,400	—

Net cash provided (used) by financing activities	1,980,910	(852,868)	151,029

INCREASE (DECREASE) IN CASH	(92,823)	108,993	(196,367)
CASH
Beginning of year	110,471	1,478	197,845

End of year	$17,648	$110,471	$1,478

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$55,440	$52,348	$69,505
Income taxes	327,828	124,044	182,368
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING TRANSACTIONS
Property and equipment purchased with long-term debt	$27,440	$78,277	$150,000
Retirement of prior bank line of credit borrowings	614,000	—	—

See notes to financial statements.

EKMAN, INC.

D/B/A CORPORATE TECHNOLOGIES

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies—

  Nature of Business

    The Company sells computer products and services from its Fargo, North Dakota facilities to customers located primarily in the Upper Midwest of the United States.

  Use of Estimates

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

  Financial Instruments

    The carrying values of cash, accounts receivable, line of credit borrowings, accounts payable, and other financial instruments approximate their fair values principally because of their short-term nature. The fair value of long-term debt does not differ significantly from its fair value.

  Inventories

    Inventories, consisting primarily of items for resale, are valued at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. The Company provides an allowance for obsolescence. Obsolescence charges to operations were insignificant for all years presented.

  Property and Equipment

    Property and equipment is valued at cost less accumulated depreciation. Depreciation is computed using straight line and accelerated methods over estimated useful lives as follows:

Asset	Useful Life
Machinery and equipment	3 - 7 years
Furniture and fixtures	5 - 7 years
Vehicles	5 years

  Revenue Recognition

    Revenues from sales of products and services are recognized at delivery. Revenues from extended service contracts are reported as deferred revenues and amortized on the straight line method over the terms of the contracts.

  Warranty Costs

    Warranty costs on product sales are substantially reimbursed by the product suppliers.

  Credit Risk

    Significant concentrations of credit risk exist in cash, which is held by a limited number of financial institutions, and accounts receivable which, although due from numerous entities, are concentrated in one geographic region.

2. Line of Credit—

    The Company has a $2,000,000 bank line of credit, expiring November 30, 1999 (subsequently extended to March 31, 2000). A prior line of credit with another bank was retired. Borrowings against the new line are at the prime rate (7.75% at June 30, 1999), collateralized by substantially all Company assets, and subject to certain financial covenants. The loan is guaranteed by the President of the Company.

    For 1999, 1998, and 1997 the maximum amounts borrowed under the lines were $1,931,000, $1,245,000, and $1,094,000, respectively; average borrowings were $652,000, $418,000, and $540,000, respectively; and the weighted average borrowings interest rates were 6.96%, 7.92%, and 9.06%, respectively.

3. Balance Sheet Components—

    Certain balance sheet components are as follows:

	1999	1998
Property and equipment:
Machinery and equipment	$724,011	$727,349
Furniture and fixtures	303,896	281,879
Vehicles	149,187	129,578

	1,177,094	1,138,806
Less accumulated depreciation	786,636	745,331

	$390,458	$393,475

Accrued liabilities:
Salaries, wages, and commissions	$280,457	$231,514
Income taxes	—	185,336
Other	118,690	115,028

	$399,147	$531,878

4. Long-Term Debt—

    Long-term debt consists of the following:

	1999	1998
Capital lease obligations (Note 7)	$84,595	$78,493
Bank note at the prime rate plus 1%, payable in minimum quarterly principal payments of $497 plus interest to March 2006, unsecured	7,429	11,549
Bank notes, retired in 1999	—	43,973

	92,024	134,015
Less current maturities	27,660	64,902

	$64,364	$69,113

    Future maturities are as follows:

Year Ending June 30,	Amount
2000	$27,660
2001	46,050
2002	7,849
2003	10,465

$92,024

5. Section 401(k) Retirement Savings Plan—

    The Company has a Section 401(k) Retirement Savings Plan covering substantially all full-time employees. Eligible employees are able to make salary deferral contributions to the plan up to Internal Revenue Service Code limitations. The Company makes discretionary contributions, which were $16,737, $6,111, and $0 for 1999, 1998, and 1997, respectively.

6. Income Taxes—

    Deferred income taxes consist of the following:

	1999		1998
	Current	Noncurrent	Current	Noncurrent
Deferred tax assets:
Property and equipment	$—	$15,000	$—	$7,000
Asset allowances	38,000	—	42,000	—
Accrued vacation pay	24,000	—	17,000	—
Deferred service contract revenue	13,000	—	22,000	—
Other	6,000	—	7,000	—

	81,000	15,000	88,000	7,000
Deferred tax liabilities—other	—	(3,000)	—	(5,000)

Net deferred tax assets	$81,000	$12,000	$88,000	$2,000

    The income tax provision consists of the following:

	1999	1998	1997
Current	$109,000	$281,000	$97,000
Deferred	(3,000)	500	(15,500)

	$106,000	$281,500	$81,500

    State tax effects are insignificant and not separately disclosed.

    A reconciliation of income taxes computed at the U.S. Federal statutory rate to the effective tax rate is as follows:

	1999	1998	1997
Statutory rate	34.0%	34.0%	34.0%
State rate, net of federal benefit	5.3	5.3	5.3
Other	(.6)	.4	(3.7)

Effective rate	38.7%	39.7%	35.6%

7. Leases—

  Capital Leases

    Property and equipment includes certain vehicles under capital leases as follows:

	1999	1998
Cost	$105,718	$78,277
Less accumulated amortization	46,816	15,895

	$58,902	$62,382

    Amortization expense on the capital lease property is included in depreciation expense and was $30,921, $15,895, and $0 for 1999, 1998, and 1997, respectively.

    The capital leases have effective interest rates of 9.5% and require monthly payments.

    Future minimum lease payments are as follows:

Year Ending June 30,	Amount
2000	$32,610
2001	48,389
2002	7,022
2003	9,411

Total minimum lease payments	97,432
Less amount representing interest	12,837

Present value of net minimum lease payments	$84,595

  Operating Leases

    The Company leases facilities from its stockholder through January 2001 for minimum monthly rents of $18,550 plus property taxes and assessments and operating expenses. The Company also leases various equipment under other leases. Rent expense was $235,189, $223,857, and $208,745 for 1999, 1998, and 1997, respectively.

    Future approximate minimum lease payments are as follows:

Year Ending June 30,	Amount
2000	$240,000
2001	142,000

$382,000

8. Self-Funded Employee Health and Dental Plan—

    The Company has a self-funding/stop-loss agreement with a major insurance carrier for employee health and dental coverage. The Company self funds employee benefits to the stop-loss point, beyond which the insurance carrier provides coverage. The agreement provides two stop-loss points—an individual point of $20,000 and an aggregate point of 120% of expected annual claims. At October 1, 1999, the aggregate stop-loss point was approximately $175,000.

9. Related Party Transaction—

    The Company had sales of $159,087, $119,477, and $169,765 for 1999, 1998, and 1997, respectively, to other entities in which its stockholder is also an owner. The Company had accounts receivable of $75,896 and $54,618 from these companies at June 30, 1999 and 1998, respectively.

10. Significant Customers and Vendors—

  Customers

    Approximate percentage of revenues from major customers are as follows:

Customer	1999	1998	1997
A	23%	7%	3%
B	10	26	4
C	9	2	10

  Vendors

    Approximate percentage of purchases from major vendors are as follows:

Vendor	1999	1998	1997
A	42%	34%	1%
B	21	17	12
C	—	11	45

11. Restatement of Prior Financial Statements—

    The accompanying financial statements for 1999, 1998, and 1997, previously unaudited, were restated to adjust for previously unrecorded accounts receivable allowance, inventories allowance, capital leases, deferred income taxes and other items. The cumulative effects of these adjustments (net of income taxes) on beginning retained earnings are as follows:

	1999	1998	1997
As previously reported	$1,638,331	$1,240,145	$1,078,150
Adjustments:
Accounts receivable allowance, net of taxes of $18,000, $16,000, and $12,000	(27,000)	(24,000)	(18,000)
Inventories allowance, net of taxes of $24,000, $26,000, and $18,000	(36,000)	(39,000)	(27,000)
Capital leases, net of taxes of $6,445	(9,667)	—	—
Deferred taxes and other	41,555	3,081	(425)

	(31,112)	(59,919)	(45,425)

As restated	$1,607,219	$1,180,226	$1,032,725

    These adjustments increased (decreased) income before income taxes by $413, ($16,029), and ($29,660) and net income by $3,418, $28,807, and ($14,494) for 1999, 1998, and 1997, respectively.

    Certain reclassifications were also made to the 1999, 1998, and 1997 financial statements to make them comparable with the current presentation.

12. Subsequent Event—

    Effective November 1, 1999, Vicom, Incorporated acquired all outstanding shares of the Company and changed the Company's name to Corporate Technologies, USA, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
ENStar Inc.

    We have audited the accompanying statement of operating unit assets and liabilities of Enstar Networking Midwest (an operating unit of Enstar Networking Corporation, a wholly owned subsidiary of ENStar Inc.) as of December 31, 1998 and the related statements of operating unit operations, operating unit equity, and cash flows for the year then ended. These financial statements are the responsibility of the Operating unit's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the operating unit assets and liabilities of Enstar Networking Midwest as of December 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

                      Grant Thornton LLP

Minneapolis, Minnesota
March 10, 2000

FINANCIAL STATEMENTS

Enstar Networking Midwest
(An operating unit of Enstar Networking Corporation)

STATEMENT OF OPERATING UNIT ASSETS AND LIABILITIES

December 31, 1998

ASSETS
CURRENT ASSETS
Accounts receivable, net of allowance for doubtful accounts of $42,000	$1,191,639
Inventories	114,932
Costs and estimated earnings in excess of billings on uncompleted contracts	239,130
Prepaid expenses	22,289

Total current assets	1,567,990
PROPERTY AND EQUIPMENT—AT COST
Office, shop and computer equipment	176,054
Vehicles	49,352

225,406
Less accumulated depreciation	122,375

103,031

$1,671,021

LIABILITIES AND OPERATING UNIT EQUITY
CURRENT LIABILITIES
Accounts payable	$588,938
Accrued liabilities:
Compensation	118,242
Other	23,118
Billings in excess of costs and estimated earnings on uncompleted contracts	74,997
Deferred revenue	179,289

Total current liabilities	984,584
COMMITMENTS AND CONTINGENCIES	—
OPERATING UNIT EQUITY	686,437

$1,671,021

The accompanying notes are an integral part of these financial statements.

Enstar Networking Midwest
(An operating unit of Enstar Networking Corporation)

STATEMENT OF OPERATING UNIT OPERATIONS

Year ended December 31, 1998

Revenues	$10,471,926
Operating and product costs	9,006,849

Gross profit	1,465,077
Selling, general and administrative expenses	1,737,189

Operating loss	(272,112)
Income taxes	—

NET LOSS	$(272,112)

The accompanying notes are an integral part of these financial statements.

Enstar Networking Midwest
(An operating unit of Enstar Networking Corporation)

STATEMENT OF OPERATING UNIT EQUITY

Year ended December 31, 1998

Operating unit equity
Balance at January 1, 1998	$433,286
Contributed capital	525,263
Net loss	(272,112)

Balance at December 31, 1998	$686,437

The accompanying notes are an integral part of these financial statements.

Enstar Networking Midwest
(An operating unit of Enstar Networking Corporation)

STATEMENT OF OPERATING UNIT CASH FLOWS

Year ended December 31, 1998

Cash flows from operating activities
Net loss	$(272,112)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	191,490
Changes in operating assets and liabilities:
Accounts receivable	198,864
Inventories	(94,094)
Costs and estimated earnings in excess of billings on uncompleted contracts	252,866
Accounts payable	(404,983)
Accrued liabilities	(60,175)
Billings in excess of costs and estimated earnings on uncompleted contracts	(238,951)
Deferred revenue and prepaid expenses	69,055

Net cash used in operating activities	(358,040)
Cash flows from investing activities
Capital expenditures	(170,297)

Net cash used in investing activities	(170,297)
Cash flows from financing activities
Contributed capital	525,263

Net cash provided by financing activities	525,263
NET DECREASE IN CASH	(3,074)
Cash at beginning of year	3,074

Cash at end of year	$—

The accompanying notes are an integral part of these financial statements.

Enstar Networking Midwest
(An operating unit of Enstar Networking Corporation)

NOTES TO FINANCIAL STATEMENTS

December 31, 1998

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Enstar Networking Midwest (the "Operating unit"), is an operating unit of Enstar Networking Corporation, a wholly-owned subsidiary of ENStar Inc. The Operating unit is a security integrator providing solutions to design, manage and secure corporate network infrastructures, with sales predominantly throughout the upper midwestern United States. On December 31, 1998, the Operating unit was sold to Vicom, Incorporated ("Vicom").

  Basis of Presentation

    The accompanying financial statements include the specifically identifiable net assets and liabilities and results of operations as if the Operating unit was a stand-alone entity at December 31, 1998 and for the period presented. The financial statements include an allocation of certain general and administrative costs (i.e., rent, insurance, etc.) incurred by ENStar Inc. in the management of the Operating unit. Management believes these allocations are reasonable and present the operations of the Operating unit as though it was operated on a stand-alone basis.

    A summary of the Operating unit's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

  Accounts Receivable

    The Operating unit grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs on-going credit evaluations of customers. The Operating unit maintains allowances for potential credit losses which when realized have been within management's expectations.

  Inventories

    Inventories consist of finished goods and are stated at the lower of average cost (determined by the first-in, first-out method) or market.

  Property and Equipment

    Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives under the straight-line method. The useful lives are estimated at three to five years.

  Revenue and Cost Recognition

    Revenues from contracts are recognized on the percentage-of-completion method in the ratio that costs incurred bear to total estimated costs. Contract costs include all direct material, labor, subcontracted and equipment costs and those indirect costs related to contract performance. General and administrative expenses are charged to operations as incurred.

      Adjustments to estimates of contract revenues, costs or percentage of work completed on fixed-price contracts are sometimes required as work progresses and as more information is obtained. Provisions for estimated losses on uncompleted contracts are made in the year such losses are determined.

      The asset "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. Such revenues are expected to be billed and collected within one year. The liability "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

  Deferred Revenue

    Deferred revenue is generated by prepayments on maintenance contracts. Revenues from maintenance contracts are recognized ratably over the term of the contract.

  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Fair values of Financial Instruments

    Due to their short-term nature, the carrying value of current financial assets and liabilities approximates their fair values.

NOTE B—INCOME TAXES

    The Operating unit was included in the consolidated income tax returns of ENStar Inc. for the period presented. Deferred income taxes arise from temporary differences between financial and tax reporting for property and equipment and for net operating losses. No tax benefit has been recorded in the period presented due to the additional valuation allowance recorded against the net deferred tax asset generated in the period.

NOTE C—CONTRIBUTED CAPITAL

    During 1998, Enstar Inc. made advances to the Operating unit to fund the operating losses and capital additions incurred during the period. These advances were considered contributed capital in the preparation of the Operating unit financial statements.

NOTE D—EMPLOYEE BENEFIT PLAN

    Employee's of the Operating unit are eligible to participate in the Enstar Inc. defined contribution pension plan for full-time employees who have at least one year of continuous employment with the Operating unit. Under the terms of the plan, the Operating unit matches 50% of the first 6% of each participants eligible compensation. Contributions by the Operating unit to this plan were approximately $41,000 for the year ended December 31, 1998.

Item 14:  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There has been no occurrence requiring disclosure under this Item.

Item 15:  Financial Statements and Exhibits

    A.  Financial Statements  The Financial Statements filed as a part of this Registration Statement on Form 10 are listed on the Index to Financial Statements contained on page F-1 of the Information Statement forming a part hereof. See Item 13: Financial Statements and Supplementary Data. Valuation and qualifying accounts information is provided herewith.

VICOM, INCORPORATED AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 1999, 1998 and 1997

Column A	Column B	Column C	Column D		Column E
Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions		Balance at End of Year
ALLOWANCE DEDUCTED FROM ASSET TO WHICH IT APPLIES
Allowance for doubtful accounts— accounts receivable:
1999	$115,000	$165,000	$140,000	(A)	$140,000
1998	40,000	125,000	50,000	(A)	115,000
1997	115,000	20,493	95,493	(A)	40,000
Allowance for inventory obsolescence:
1999	910,000	—	580,000	(B)	330,000
1998	250,000	660,000	—		910,000
1997	260,000	—	10,000	(B)	250,000
Notes receivable:
1999	115,000	—	10,000	(C)	105,000
1998	—	115,000	—		115,000
1997	—	—	—		—
Allowance for doubtful utilization of prepaid advertising:
1999	392,000	—	—		392,000
1998	292,000	100,000	—		392,000
1997	292,000	—	—		292,000

(A)
Write-off uncollectible trade receivables

(B)
Write-off obsolete inventory

(C)
Collections

    B.  Exhibits

2.1	Asset Purchase Agreement and related documents with Enstar Networking Corporation dated December 31, 1998
2.2	Agreement and Plan of Merger with Ekman, Inc. dated December 29, 1999
3.1	Restated Articles of Incorporation of Vicom, Inc. dated September 12, 1983
3.2	Restated Bylaws of Vicom, Incorporated dated September 12, 1983

3.3	Articles of Incorporation of Corporate Technologies, USA, Inc. dated December 23, 1999
3.4	Bylaws of Corporate Technologies, USA, Inc. dated December 23, 1999
4.1	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 8% Class A Cumulative Convertible Preferred Stock and 10% Class B Cumulative Convertible Preferred Stock dated December 9, 1998
4.2	Form of Warrant Agreement
4.3	Warrant Agreement with James Mandel dated December 29, 1999
4.4	Warrant Agreement with Marvin Frieman dated December 29, 1999
4.5	Warrant Agreement with Pierce McNally dated December 29, 1999
4.6	Warrant Agreement with Enstar, Inc. dated December 29, 1999
4.7	Warrant Agreement with David Ekman dated December 29, 1999
10.1	Vicom Lease with Marbell Realty dated June 20, 1996
10.2	Employment Agreement with Marvin Frieman dated October 1, 1996
10.3	Employment Agreement with Steven Bell dated October 1, 1996
10.4	Employment Agreement with James Mandel dated August 14, 1998
10.5	Vicom Associate Agreement with NEC America, Inc. dated June, 1999
10.6	Loan Agreement with Wells Fargo dated June 17, 1999
10.7	Employment Agreement with David Ekman dated December 29, 1999
10.8	Debenture Loan Agreement with Convergent Capital dated March 9, 2000
10.9	Corporate Technologies, USA, Inc. lease with David Ekman dated January 19, 2000
21.1	List of subsidiaries of the registrant

    Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed in its behalf by the undersigned, thereunto duly authorized, in the City of New Hope, Minnesota, on this 6th day of April, 2000.

VICOM, INCORPORATED
By:	/s/ STEVEN M. BELL Steven M. Bell President and Chief Financial Officer

Vicom, Incorporated

Form 10

Index to Exhibits

Item No.	Description	Method of Filing
2.1	Asset Purchase Agreement and related documents with Enstar Networking Corporation dated December 31, 1998	Filed Herewith Electronically
2.2	Agreement and Plan of Merger with Ekman, Inc. dated December 29, 1999	Filed Herewith Electronically
3.1	Restated Articles of Incorporation of Vicom, Inc. dated September 12, 1983	Filed Herewith Electronically
3.2	Restated Bylaws of Vicom, Incorporated dated September 12, 1983	Filed Herewith Electronically
3.3	Articles of Incorporation of Corporate Technologies, USA, Inc. dated December 23, 1999	Filed Herewith Electronically
3.4	Bylaws of Corporate Technologies, USA, Inc. dated December 23, 1999	Filed Herewith Electronically
4.1	Certificate of Designation of the Relative Rights, Restrictions and Preferences of 8% Class A Cumulative Convertible Preferred Stock and 10% Class B Cumulative Convertible Preferred Stock dated December 9, 1998	Filed Herewith Electronically
4.2	Form of Warrant Agreement	Filed Herewith Electronically
4.3	Warrant Agreement with James Mandel dated December 28, 1999	Filed Herewith Electronically
4.4	Warrant Agreement with Marvin Frieman dated December 28, 1999	Filed Herewith Electronically
4.5	Warrant Agreement with Pierce McNally dated December 28, 1999	Filed Herewith Electronically
4.6	Warrant Agreement with Enstar, Inc. dated December 28, 1999	Filed Herewith Electronically
4.7	Warrant Agreement with David Ekman dated December 29, 1999	Filed Herewith Electronically
10.1	Vicom Lease with Marbell Realty dated June 20, 1996	Filed Herewith Electronically
10.2	Employment Agreement with Marvin Frieman dated October 1, 1996	Filed Herewith Electronically
10.3	Employment Agreement with Steven Bell dated October 1, 1996	Filed Herewith Electronically
10.4	Employment Agreement with James Mandel dated August 14, 1998	Filed Herewith Electronically
10.5	Vicom Associate Agreement with NEC America, Inc. dated June, 1999	Filed Herewith Electronically
10.6	Loan Agreement with Wells Fargo dated June 17, 1999	Filed Herewith Electronically
10.7	Employment Agreement with David Ekman dated December 29, 1999	Filed Herewith Electronically

10.8	Debenture Loan Agreement with Convergent Capital dated March 9, 2000	Filed Herewith Electronically
10.9	Corporate Technologies, USA, Inc. lease with David Ekman dated January 19, 2000	Filed Herewith Electronically
21.1	List of Subsidiaries of the Registrant	Filed Herewith Electronically

QuickLinks

FORM 10 DOCUMENT TABLE OF CONTENTS
INFORMATION REQUIRED IN REGISTRATION STATEMENT
  Item 1. Business
  Vicom and Corporate Technologies, USA
  Pricing and Availability
  Warranty and Returned Goods Policy
  On Site and Depot Repair
  Wide Area Network Connectivity
  Technical Support for Networking
  Training
  Telecommunications
  Consulting
  Cabling
  Employees
  Sales and Marketing
  Customers
  Customer Service
  Back Office
  Suppliers
  MultiBand
  MULTIBAND INDUSTRY ANALYSIS
  Cable Television
  Telephone
  Internet
  Summary
  STRATEGY
  Local Telephone Service
  Cable Television Service
  Long Distance Telephone Service
  Internet Access Service
  Market Description
  RISK FACTORS
  Net Losses
  Eligibility Rule
  Technological Change and New Products; Strategy Based on Convergence of Technologies
  Competition
  Deregulation
  Dependence on Strategic Alliances
  Attraction and Retention of Employees
  Intellectual Property Rights
  Variability of Quarterly Operating Results; Seasonality
  Restrictions on Transferability
  Certain Anti-Takeover Effects
  Control by Certain Shareholders
  Year 2000 Compliance
  Item 2: Financial Information
  Selected Financial Data Years 1995 through 1999
  Selected Pro Forma Financial Data
Vicom, Incorporated and Subsidiaries Unaudited Consolidated Proforma Statement of Operations Year Ended December 31, 1999
  Management's Discussion and Analysis of Financial Condition and Results of Operations
  Fiscal Year Ended December 31, 1999 versus December 31, 1998
  Revenue
  Gross Profit
  Selling, General and Administrative Expenses
  Interest Expense
  Income Tax
  Net Losses
  Fiscal Year Ended December 31, 1998 versus December 31, 1997
  Revenue
  Gross Profit
  Selling, General and Administrative Expenses
  Interest Expense
  Net Income (Loss)
  Liquidity and Capital Resources
  Liquidity and Capital Resources as of December 31, 1998
  Item 3: Properties
  Item 4: Security Ownership of Certain Beneficial Owners and Management
  Item 5: Directors and Executive Directors
  Item 6: Executive Compensation
  Options Grants during 1999 Fiscal Year
  Item 7: Certain Relationships and Related Transactions
  Item 8: Legal Proceedings
  Item 9: Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters
  Item 10: Recent Sales of Unregistered Securities
  Item 11: Description of Registrant's Securities
Index to Financial Statements and Exhibits
  Item 14: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
  Item 15: Financial Statements and Exhibits